Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2021 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 3 to our audited consolidated financial statements included in the 2020 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios and each CPO represents two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. References in this report to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V. and each ADS represents ten CPOs of CEMEX, S.A.B. de C.V. Total debt plus other financial obligations as referred to herein differs from the calculation of debt under the 2017 Facilities Agreement (as defined below). See “Recent Developments—Recent Developments Relating to Our Indebtedness.”

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, energy, tax, antitrust, labor and acquisition-related rules and regulations;

•

our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Senior Secured Notes and our other debt instruments and financial obligations, including the Perpetual Debentures;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals;

•

the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2020 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed or furnished by us with the SEC.

Geographic Breakdown of Revenues by Reporting Segment for the Three-Month Period Ended March 31, 2021

The following chart indicates the geographic breakdown of our revenues by reporting segment, before eliminations resulting from consolidation, for the three-month period ended March 31, 2021:

Breakdown of Revenues by Line of Business for the Three-Month Period Ended March 31, 2021

Commencing January 1, 2021, our formal lines of business include “Urbanization Solutions” formerly presented within “Others.” The Urbanization Solutions line of business refers to any offer of urban services and solutions not related to cement, ready-mix concrete or aggregates that complements our catalog of products, services and solutions. The following chart indicates the breakdown of our revenues by line of business, before other revenues and eliminations resulting from consolidation, for the three-month period ended March 31, 2021:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Indebtedness

Redemption of Perpetual Debentures

On May 14, 2021, we issued notices of full redemption with respect to all of the outstanding Perpetual Debentures (and with respect to all of the outstanding underlying dual-currency notes issued by New Sunward Holding Financial Ventures B.V.). As of the date of this report, the following aggregate principal amounts of Perpetual Debentures were outstanding (and, in each case, an equal aggregate principal amount of underlying dual-currency notes): (i) $61.13 million issued by C5 Capital (SPV) Limited, (ii) $135.39 million issued by C8 Capital (SPV) Limited, (iii) $174.68 million issued by C10 Capital (SPV) Limited, and (iv) €63.73 million issued by C10-EUR Capital (SPV) Limited. All of the outstanding Perpetual Debentures (and all of the underlying dual-currency notes) are expected to be redeemed in full on June 30, 2021. For more information on the Perpetual Debentures and the dual-currency notes underlying them, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Perpetual Debentures.”

Full Redemption of January 2025 Dollar Notes

On February 16, 2021, we redeemed $750 million of the $1,071 million aggregate principal amount of our 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”). On April 21, 2021, we redeemed in full the remaining $321 million aggregate principal amount of the January 2025 Dollar Notes.

Voluntary Prepayment of the 2017 Facilities Agreement

On May 4, 2021, we made the following voluntary prepayments of the 2017 Facilities Agreement:

•	we prepaid €6,493,506.48, the entirety of the loan due in July 2022 under the term loan facility described in paragraph (b) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement;

•

we prepaid £20,000,000.00, representing the installments due in July 2021 and January 2022 under the term loan facility described in paragraph (c) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement;

•	we prepaid £27,980,068.99, the entirety of the loan due in January 2024 under the term loan facility described in paragraph (h) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement;

•	we prepaid $134,759,848.87, representing the installment due in July 2023 under the term loan facility described in paragraph (j) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement;

•	we prepaid €98,443,450.13, representing the installment due in July 2023 under the term loan facility described in paragraph (k) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement; and

•	we repaid £27,660,298.01, representing the installment due in July 2023 under the term loan facility described in paragraph (l) of Clause 2.1 (The Facilities) of the 2017 Facilities Agreement.

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations

On a global basis, the cumulative number of positive cases of COVID-19 has continued to increase from December 31, 2020 to the date of this report. However, the growth rate of new cases is decreasing in all of our regions with the exception of SCA&C, where it appears to be reaching a plateau. Different variants of COVID-19 have been identified in different countries, and each country has responded differently to both the increase in positive cases and the presence of new variants of COVID-19. India’s COVID-19 variant has now spread to 44 countries worldwide. On May 10, the World Health Organization declared it a variant of “global concern.” Although there is a recent decrease in the number of COVID-19 cases in India, the situation is still a humanitarian crisis. Outside of India, the United Kingdom has reported the highest number of COVID-19 cases caused by the Indian variant. Yet, some countries, including the United States, have started to ease restriction measures. For example, in Spain, the nationwide state of emergency expired on May 9, 2021. Currently, regional authorities are responsible for setting their own restrictions. Additionally, the European Union reached an agreement to allow the entrance to non-residents and citizens who have already been vaccinated by one of the vaccines approved by the European Medicines Agency. However, an “emergency brake mechanism” which could impose temporary restrictions on all travel into the EU, has been set to be implemented, if needed, as an immediate measure to quickly react to the emergence of a variant of interest or concern in a third country. On May15, 2021, the Prime Minister of Trinidad and Tobago imposed a state of emergency in order to contain the surge in COVID-19 cases and deaths. It is estimated that Trinidad and Tobago currently has above 70% overall occupancy in hospitals treating COVID-19 patients. Additionally, a 9 p.m. to 5 a.m. curfew was imposed. Essential services such as the energy sector, supermarkets and pharmacies were excluded from the curfew. Pursuant to the determination of the state of emergency, Trinidad Cement Limited has temporarily ceased all activities except those associated with the safe operation of its kilns, as permitted by government regulation.

A limited exemption to make a number of approved exports to Trinidad Cement Limited’s customers within the Caribbean region has been granted by the corresponding authorities. However, Trinidad Cement Limited is not permitted to make sales within Trinidad and Tobago throughout the state of emergency, unless exempted. The government has advised that the restrictions imposed during the state of emergency will be reduced if the country’s infection and fatality rates show positive improvement. The current state of emergency is expected to last until August 30, 2021, unless earlier revoked.

Entering the second year of the COVID-19 pandemic, governments are taking or are considering taking different measures to stimulate economic growth. In the United States, the American Rescue Plan Act of 2021, also called the COVID-19 Stimulus Package or American Rescue Plan, is a $1.9 trillion economic stimulus bill passed by Congress and signed into law by President Biden on March 11, 2021, to speed up the United States’ recovery from the economic and health effects of the COVID-19 pandemic and the ongoing recession. First proposed on January 14, 2021, the package builds upon many of the measures in the CARES Act from March 2020 and in the Consolidated Appropriations Act 2021, from December 2020.

COVID-19 vaccine availability and rollout vary by country. Some developed markets like the United States and the United Kingdom show major vaccine availability and progress in the rollout of COVID-19 vaccines. Emerging markets have also started to secure vaccine contracts, yet the vaccination process is advancing at slower pace. The SCA&C region countries show the least progress in securing COVID-19 vaccines. Given the uncertainty on the pace of the COVID-19 vaccine rollout in each country, particularly in emerging markets, the risk of lower than expected economic recovery for 2021 and onwards is non-negligible.

Recent Developments Relating to Our Business Strategy

Investments Made Under Our Operation Resilience

As part of our investment strategy under our “Operation Resilience,” in April 2021, we entered into an agreement to acquire strategical aggregate assets in the North Paris metropolitan area, which include two aggregates quarries and one rail-enabled platform that should improve our customer service in Paris and surrounding areas. Subject to the satisfaction of customary closing conditions, as of the date of this report, we expect to close this acquisition during the third quarter of 2021.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Recent Developments Regarding Integral Reform to Outsourcing Services in Mexico

On April 23, 2021, the Mexican government published amendments to several labor, social security and tax laws in connection with outsourcing schemes, most of which will become effective for tax purposes on August 1, 2021. Among the main amendments introduced by the reform are the imposition of penalties on outsourcing schemes relating to workers that perform activities contemplated in the corporate purpose of the contracting party, registration of outsourcing services providers with the Mexican Ministry of Labor, the imposition of aggressive tax requirements on those subcontracting schemes whose purpose is to provide workers for the performance of activities related to the corporate purpose of the contracting party, the non-deductibility and inappropriateness of the crediting of income tax and value added tax, respectively, corresponding to the consideration paid for the subcontracting of personnel as well as a substantial increase in the employee statutory profit sharing (PTU). As of the date of this report, we have not yet determined how the approved modifications to the tax and labor laws could impact us or if this reform could lead to an increase in litigation, labor activism or contentious labor relations, but we currently do not expect they would have a material adverse impact on our results of operations, liquidity or financial condition.

Environmental Matters—Mexico

On May 21, 2021, the Ministry of Energy published in the Federal Official Gazette (Diario Oficial de la Federación) the “Decree by means of which several provisions of the Hydrocarbons Law are added and amended” (Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Hidrocarburos or the “Hydrocarbons Law Reform”). The Hydrocarbons Law Reform entered into force on May 5, 2021 and will, among other things, (i) increase requirements for obtaining new permits, (ii) impose new conditions on existing permits and (iii) impose new grounds for revocation of permits. We have not yet determined if the Hydrocarbons Law Reform would have a material adverse impact on our results of operations, liquidity or financial condition. As of the date of this report, several federal judges have issued injunctions against the Hydrocarbons Law Reform, which have generally suspended its effects.

Antitrust Proceedings—Antitrust Investigation in Spain by the CNMC

On January 12, 2021, the National Court (Audiencia Nacional) notified the parties of its judgment upholding CEMEX España Operaciones’ appeal. According to this judgment, the fine imposed by the Spanish National Commission of Markets and Competition (Comisión Nacional de los Mercados y la Competencia) was annulled for lack of evidence of the alleged anti-competitive practices. The State Attorney did not file an appeal against the National Court’s (Audiencia Nacional) judgment within the legally prescribed term and, in April 2021, the judgment became final and definitive.

Antitrust Proceedings—Antitrust Cases in Georgia and South Carolina

On March 31, 2021, in the lawsuit filed on January 22, 2020 by a concrete producer and the prior owners of the ready-mix concrete producer, each of whom made substantially similar allegations as those in the suit filed on July 24, 2017 by two ready-mix concrete producers, a motion to dismiss was granted dismissing all claims by the prior owners and granting the concrete producer leave to file a new complaint. In April 2021, the concrete producer plaintiff voluntarily dismissed all of its claims against our subsidiaries in the United States. Additionally, in response to a request to stay the proceedings made in the first quarter of 2021 by the DOJ, the lawsuit filed on July 24, 2017 was administratively closed and is expected to be reopened in the future.

Antitrust Proceedings—Polish Antitrust Investigation

Following the Polish Supreme Court’s judgement cancelling the Appeals Court’s decision and referring this proceeding back to the Appeals Court, on May 21, 2021, the Appeals Court of Warsaw, for procedural reasons, cancelled the judgment of the First Instance Court, issued on December 13, 2013, against five cement producers, including CEMEX Polska and referred the case for reexamination by the District Court in Warsaw, which will now serve as the court of first instance. The new proceeding is expected to last two to three years, depending on the priority given by the courts adjudicating in the case.

As of May 24, 2021, a final adverse resolution to this matter should not have a material adverse impact on our results of operations, liquidity, or financial condition, and as such, this matter is no longer material to us.

Egypt Share Purchase Agreement

On February 24, 2021, Cairo’s State Council Administrative Judiciary Court issued a judgment ruling for the dismissal of court case no. 16348/71J, due to plaintiff’s lack of standing. The plaintiff failed to challenge the judgement before the High Administrative Court within 60 calendar days after being notified of the ruling, therefore, the judgement is now final and definitive.

On May 22, 2021, Assiut Cement Company submitted to the Assiut Administrative Judiciary Court (the court hearing the joint Appeal and Parallel Appeal) a copy of the ruling of Cairo’s State Council Administrative Judiciary Court from February 24, 2021 (dismissing case no. 16348/71J). The court decided to set the joint Appeal and Parallel Appeal for adjudication at the session of June 29, 2021. As of May 24, 2021, at this stage of the proceedings, we believe that an adverse judgment in the joint Appeal and Parallel Appeal is unlikely.

Maceo, Colombia—Operational Matters

On May 21, 2021, CEMEX Colombia, S.A. (“CEMEX Colombia”) and Zona Franca Especial Cementera del Magdalena Medio S.A.S. submitted a new request to expand the free trade zone that covers the Maceo Project (as defined in the 2020 Annual Report), in order to commission a new clinker line at such cement plant. As of May 28, 2021, the request has not been resolved by the corresponding authority.

Tax Matters—Spain

On March 26, 2021, tax authorities in Spain notified CEMEX España of an assessment for income taxes in the amount of €48 million plus interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment has been appealed before the Tribunal Economico Administrativo Central . In order to have payment of this tax assessment be suspended, CEMEX España provided payment guarantees before filing such appeal and the Spanish Tax Authorities approved such guarantees on May 12, 2021.

Other Recent Developments

Renewal of Securitization Program in Mexico

Our subsidiaries in Mexico expect to renew their securitization program in Mexico until December 2022. Closing of this extension is scheduled to occur by the evening of June 1, 2021.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2020 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2020 Annual Report could significantly and adversely affect our business, liquidity, results of operations or financial condition, as well as, in certain instances, our reputation.

Risks Relating to Our Business

Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition, liquidity and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the United States, Mexico, Europe, the Middle East, Africa and Asia (“EMEAA”) and South America, Central America, the Caribbean (“SCA&C”).

For a geographic breakdown of our revenues for the three-month period ended March 31, 2021, see “Geographic Breakdown of Revenues by Reporting Segment for the Three-Month Period Ended March 31, 2021.”

As of the date of this report, the main downside risk to the global economy relates to the COVID-19 pandemic. Despite progress in vaccine development and rollout, global prospects remain highly uncertain. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, triggered what we believe is the worst downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity, employment and demand for goods and services are sizable.

According to the latest World Economic Outlook of the International Monetary Fund (“IMF”), published in April 2021, global growth, after contracting 3.3% in 2020, is expected to rebound by 6.0% in 2021. As a result, according to the IMF, the level of global gross domestic product (“GDP”) in 2021 is expected to be 2.5% above that of 2019. Nonetheless, the IMF recognized that high uncertainty surrounds this outlook, related to the path of the pandemic, the effectiveness of policy support to provide a bridge to vaccine-powered normalization, and the evolution of financial conditions.

Further developments will depend on several uncertain factors, such as (i) the duration of the pandemic, the speed of vaccination and the required restrictions to contain the virus; (ii) voluntary social distancing, which affects spending; (iii) displaced workers’ ability to secure employment in other sectors; (iv) the potential damage to supply due to firm closures and unemployed workers exiting the workforce; (v) the impact on business costs in connection with the required changes to strengthen workplace safety; (vi) the effects on productivity of global supply chain reconfigurations; and (vii) funding shortfalls and the resolution of the current disconnection between asset valuations and prospects for economic activity.

Although recent vaccine approvals and rollout have raised hopes of a turnaround in the COVID-19 pandemic later this year, renewed waves and new variants pose concerns for the outlook. Growth may be stymied if virus surges (including from new variants) prove difficult to contain, infections and deaths mount rapidly before vaccines are widely available, and social distancing or lockdowns are more stringent than anticipated. Slower-than-anticipated progress on medical interventions could dampen hopes of a relatively quick exit from the COVID-19 pandemic and weaken confidence. Specifically, vaccine rollout could suffer delays or be uneven, widespread hesitancy could hamper vaccine take-up, vaccines could deliver shorter-lived immunity than anticipated and advances on therapies could be limited. Intensifying social unrest, including due to higher inequality and unequal access to vaccines and therapies, could further complicate the recovery. Moreover, if policy support is withdrawn before full economic recovery, bankruptcies of viable but illiquid companies could mount, leading to further employment and income losses. The ensuing tighter financial conditions could increase rollover risks for vulnerable borrowers, add to the already large number of economies in debt distress, and increase insolvencies among corporations and households.

Beyond the COVID-19 pandemic-related downside risks, escalating tensions between the United States and China on multiple fronts, frayed relationships among the Organization of the Petroleum Exporting Countries coalition of oil producers and widespread social unrest generate additional challenges for the global economy. Moreover, in a context of high liquidity and extremely high debt (particularly in advanced economies), inflationary pressure could pose a risk. Financial overvaluations of stocks, corporate and sovereign bonds, and emerging markets assets, among others, continue to be a major concern and further episodes of high volatility cannot be ruled out, putting additional stress on vulnerable countries which could have an adverse effect on our business and on our financial condition, liquidity and results of operations. Finally, natural disasters related to climate change represent a source of risk to the global economy.

In the United States, given the widespread impact of the COVID-19 pandemic, substantial governmental support is still required and the recently passed American Rescue Plan may be insufficient for long-term economic sustainability should there be a protracted recovery. Furthermore, investors fleeing the Dollar could elevate inflation expectations and interest rates. Additionally, high unemployment could lead to mortgage and rental defaults adding losses to the commercial banking industry, resulting in higher loan-loss provision, tighter lending standards and lending curtailment. If the impacts of the COVID-19 pandemic are materially prolonged, it could result in a cascade of additional corporate filings for bankruptcies, further eroding market confidence and increasing unemployment rates. Together, these uncertainties and risks could have a material adverse impact not only on our financial condition, business and results of operations in the United States, but also on our consolidated financial condition, business and results of operations. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in the United States.

As a result of the general election in Mexico in 2018, a new federal government and Mexican National Congress led by the president’s political party took office. As is usually the case with any changes in administration, there has been an impact on the economy resulting from the current government’s economic and public policies, including on interest rates and exchange rates, in attracting or maintaining foreign investment in Mexico and in the regulatory and institutional framework of the country, and any further changes in policy could further affect our financial condition, business, liquidity and results of operations, particularly in Mexico. In Mexico, federal, state and local elections will take place on June 6, 2021. This is considered to be the largest mid-term election ever to take place in Mexico due to the number of public positions up for election, including 500 seats in the Chamber of Representatives, 15 gubernatorial races, 30 state legislatures and approximately 2,000 mayoral races. The outcome of these elections could determine the extent to which the Mexican National Government is able to implement its agenda and national reforms. Changes in the current composition of the lower house will affect the balance of power in Congress, which in turn could affect the speed of the legislative process, the approval of new laws, regulations and budget, and the implementation of constitutional changes.

The Mexican economy entered into recession in 2019 and the COVID-19 pandemic-related uncertainty, policies and events aggravated the decline in 2020, when economic activity posted its worst historical decline as a result of the domestic demand plunge. The Mexican economy is expected to partially recover in 2021, mainly driven by favorable external conditions. However, as of the date of this report, 2021 GDP is expected to remain well below 2019 levels. Beyond the aforementioned pandemic-related risks, the Mexican economy faces other risks in the short-term including, but not limited to: (i) further declines in oil production, which could affect the mining sector and tax revenues; (ii) the effects of the downgrade of Petróleos Mexicanos’ (“PEMEX”) debt rating or a requirement to restructure PEMEX, which could undermine fiscal stability and Mexico’s sovereign debt rating; (iii) failure to revive private investment due to uncertainty in government policies, as well as the lack of sufficient fiscal stimulus support; (iv) the negative effects derived from the potential approval of controversial law initiatives; (v) a further contraction of construction activity as a result of cuts in public investment or weak government spending and stagnation of private investment; and (vi) aggressive tightening of monetary policy as a result of the renewal of inflationary pressures and/or high currency forex fluctuation. Together, these uncertainties and risks could have a material adverse impact on our financial condition, business and results of operations, particularly in Mexico. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Mexico.

The laws and regulations in Mexico to which we are subject, and interpretations thereof, may change, sometimes substantially, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. As a result of amendments in May 2019 to the Mexican Federal Labor Law (Ley Federal del Trabajo)

and other related regulations, among other things, new labor authorities and courts were created, new bargaining procedures were implemented and provisions related to employees’ freedom of association and organization, collective bargaining agreements, and rules against labor discrimination were issued or amended. We cannot assure you that these changes will not lead to an increase in litigation, labor activism or increasingly contentious labor relations, which in turn may adversely affect our business, financial condition, results of operations and prospects, particularly in Mexico. Additionally, in August 2019, the new Mexican Law for the Termination of Ownership (Ley Nacional de Extinción de Dominio) was enacted. This new law grants the authority to the Mexican federal government to terminate the ownership of real estate property in Mexico if illicit activities are performed on such real estate properties. Therefore, if any illicit activities are performed on our real estate properties (even without our knowledge or control), we could be deprived of our ownership rights and would not be compensated for such loss, which could have a material adverse impact on our business, financial condition, results of operations and prospects, particularly in Mexico. Also, in Mexico, several laws, policies and regulations issued since the beginning of the current administration, as well as certain legislative proposals, differ substantially from those in effect in previous administrations. Furthermore, certain changes in the laws and regulations governing the energy, electricity and hydrocarbons sectors have been enacted, are being considered for approval or are undergoing constitutional challenges. We are not certain if such laws and regulations undergoing constitutional challenges will prevail. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

At the beginning of the COVID-19 pandemic, Colombia was in a strong position, both in terms of its institutional framework, as well as its macroeconomic performance. However, unemployment was high, and a tax reform was needed to improve fiscal sustainability. The impact of the COVID-19 pandemic has accentuated the need for fiscal reform and deepened already existing social inequalities, increasing the risk of social unrest. Increasing social unrest may fuel political polarization and damage political stability and prospects for economic growth.

Apart from the pandemic-related risks, some of the most prominent risks facing the Colombian economy are those related to the country’s fiscal situation, such as the risk of further sovereign ratings downgrades, as the fiscal adjustment is expected to be more gradually and protracted than previously expected, and the possible economic impact of the tax reform that could be finally approved. As a result, on May 19, 2021, S&P downgraded Colombia’s credit rating, lowering the country’s long-term foreign currency rating to BB-plus from BBB-minus, under the premise that Colombia’s fiscal adjustment would take longer than expected. It is possible that other credit rating agencies may follow S&P. Moreover, Colombia remains vulnerable to large capital outflows given its large external financial needs (the current account deficit was 3.3% of GDP in 2020), which may add volatility to the exchange rate, and to potential downward pressures on oil prices.

Since April 28, 2021, Colombia has experienced turmoil fueled by mass protests. Disruptions affecting our capacity to operate and serve our markets continue to be reported, while the government and protestors continue working toward reaching an agreement. Economic activity has been affected and ongoing unrest is likely to hinder any fiscal reform and prospects for economic recovery.

If these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects in Colombia. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in Colombia.

In Europe, most countries have been pushed into recession as a result of the COVID-19 pandemic, but the impact on output has been heterogeneous. Similarly, countries have emerged from the COVID-19 pandemic in an asymmetric way, reflecting the different timing at which containment and social distancing measures were implemented and lifted; the structure of the economy, particularly the importance of tourism and leisure activities; as well as the magnitude and effectiveness of the policy response. As in the rest of the world, the most important economic concern is the impact of the COVID-19 pandemic, which depends on its scale and duration, the reaction of consumers and corporations, as well as the ability of the policy response to prevent more permanent layoffs, corporate bankruptcies and a sharp reassessment of financial risks, further market volatility and negative feedback effects. In fact, the recovery in Europe could still suffer from insufficiently coordinated national policy responses and a lack of coordinated response from the European Union (the “EU”). Besides, further delays in the disbursements assumed in the EU Recovery Fund pose a risk for investment and construction.

Even though a deal has been reached regarding the relationship between the EU and the United Kingdom following the United Kingdom’s withdrawal from the EU, the practical execution of such a deal represents a considerable risk. Together, these risks and uncertainties could have a material adverse impact on our financial condition, business and results of operations, particularly in Europe. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Europe.

Additionally, Central European countries might experience a reduction in the proceeds they receive from the EU’s structural funds in the future, which could hinder infrastructure investment in such countries and adversely affect our financial condition, business, liquidity and results of operations, particularly with regard to our operations in Europe.

In the Philippines, slow progress on vaccinations and infection control and persistently elevated public contagion fears could delay economic recovery. In addition, weather-related supply disruptions, fluctuations in global oil prices, natural disasters, business slowdowns due to government policy changes, domestic security concerns, and increased domestic political and geopolitical tensions could adversely affect the Philippine economy. Fiscal constraints and lack of social safety nets could also delay the recovery from the effects of the COVID-19 pandemic-driven economic disruptions and impact different sectors of the country. These risks could jeopardize the country’s infrastructure development plan, dampen investment and curb economic growth. If any of these risks materialize, they could adversely affect our financial condition, business, liquidity and results of operations in the Philippines. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in the Philippines.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending in almost all the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. These could ultimately affect our financial condition, business, liquidity and results of operations.

Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, deterioration of economic conditions in the countries where we operate, particularly due to the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, there is no assurance that growth in the GDP of the countries where we operate will translate into a correlated increase in demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition, liquidity and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges could have an adverse impact on our business, financial condition, liquidity and results of operations.

The COVID-19 outbreak could materially adversely affect our financial condition and results of operations.

The impact of the COVID-19 pandemic and new strains of coronavirus that have been recently identified has grown and continues to grow throughout the world, including in Mexico, Asia, the Middle East, South and Central America, the Caribbean and Europe. Governments and health authorities around the world have implemented and may continue to implement numerous measures attempting to contain and mitigate the further spread and effects of the virus. These measures, and the effects of the COVID-19 pandemic, have generally resulted, and may continue to result, in: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our manufacturing facilities, including our cement plants and grinding mills; (ii) staffing shortages at any level, production slowdowns or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials, products and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate, as well as globally; (vii) a general slowdown in economic activity, including in some or all sectors of the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing in the financial markets, if available at all, including on access to credit lines and working capital facilities from financial institutions; (ix) not being able to satisfy any liquidity needs if our operating cash flow and funds received under our receivables and inventory financing facilities decrease, respectively, or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (x) our inability to, if required, refinance our existing indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our existing indebtedness and financial obligations, including, but not limited to, maintenance covenants under our 2017 Facilities Agreement.

These measures have adversely affected and may continue to adversely affect our workforce and operations and the operations of our customers, distributors, suppliers and contractors, and may adversely affect our financial condition and results of operations. There is significant uncertainty regarding such measures and potential future measures. Restrictions on our access to our manufacturing facilities, operations and/or workplaces, or similar limitations for our distributors and suppliers, could limit customer demand and/or our capacity to meet customer demand, any of which could have a material adverse effect on our financial condition and results of operations. The degree to which COVID-19 affects our results and operations will depend on the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, the vaccine development, availability, and rollout in the countries where we operate and how quickly and to what extent pre-COVID-19 economic and operating conditions can resume, among other things. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on how COVID-19 has impacted our financial performance and results of operations.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of $1.5 billion comprised of $1.02 billion of impairment from goodwill related to our business in the United States, as well as $473 million of impairment from idle assets and from other assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

We consider that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains. We also consider that the lack of clarity on virus variants, the effectiveness of any COVID-19 vaccines and/or treatments and on the effective and equitable distribution of these vaccines, could also contribute to short-term effects while the vaccines become more effective and their distribution is more properly defined.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of our securities or those of our subsidiaries. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness.

Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

The elimination of LIBOR after June 2023 may affect our financial results.

On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to the Company will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincides with the March 5, 2021, announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to the Company on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. As part of the amendment to the 2017 Facilities Agreement dated as of October 13, 2020, understanding that as of the date of such amendment, LIBOR was expected to cease to be calculated from January 1, 2022, a clause was included providing that CEMEX and the Agent (as defined in the 2017 Facilities Agreement) (acting on the instructions of the Majority Lenders (as defined in the 2017 Facilities Agreement)) will enter into negotiations in good faith with a view to agreeing the use of a Replacement Benchmark (as defined in the 2017 Facilities Agreement) in relation to the corresponding currency in place of the LIBOR benchmark interest rate from and including a date no later than December 30, 2021.

In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. As of March 31, 2021, 17% of our foreign currency-denominated non-current total debt including perpetuals and leases bears floating rates at a weighted average interest rate of LIBOR plus 296 basis points. Additionally, as of March 31, 2021, 21% of our foreign currency-denominated non-current debt with a maturity beyond December 31, 2021 is referenced to LIBOR. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, including, but not limited to, “Operation Resilience,” which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of March 31, 2021, our total debt, plus other financial obligations, was $10,959 million (principal amount $11,018 million, excluding deferred issuance costs), which does not include $446 million notional amount of our Perpetual Debentures. Of such total debt plus other financial obligations, $783 million (principal amount $782 million) matures during 2021; $803 million (principal amount $803 million) matures during 2022; $872 million (principal amount $872 million) matures during 2023; $1,462 million (principal amount $1,465 million) matures during 2024; and $7,038 million (principal amount $7,095 million) matures after 2024.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the restrictions under the 2017 Facilities Agreement, the indentures that govern our outstanding Senior Secured Notes (as defined below) and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential asset sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions, or that have no restrictions at all. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to improve or maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions, or that we will be able to execute the capital expenditures that we have disclosed. Also, there can be no assurance that we will be able to implement our business strategy and initiatives and improve our results and revenues, which could affect our ability to comply with our payment obligations under our debt agreements and instruments. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, mostly with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of March 31, 2021, we had $546 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to, if needed, roll over or renew these programs, which could adversely affect our liquidity. See “Recent Developments—Other Recent Developments—Renewal of Securitization Program in Mexico.”

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries, mainly CEMEX Latam Holdings, S.A. (“CLH”) and CEMEX Holdings Philippines, Inc. (“CHP”). If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

We have historically, when needed, sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios could be affected by global economic conditions and volatility in foreign exchange rates and the financial and capital markets, among other factors. If necessary, we may need to seek waivers or amendments to one or more of our debt agreements or debt instruments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt agreements or debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt agreements and/or instruments could be accelerated. Acceleration of these debt agreements and/or instruments would have a material adverse effect on our business, liquidity or financial condition.

If the global economic environment deteriorates and our operating results worsen significantly, if we are unable to complete debt or equity offerings or, if needed, any divestitures, and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our principal payments under our indebtedness or refinance our indebtedness. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our liquidity.

The indentures governing our outstanding Senior Secured Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt.

As of March 31, 2021, there were $5,077 million and €1,050 million aggregate principal amount of then-outstanding Senior Secured Notes under the indentures governing such notes. Most of the indentures governing our Senior Secured Notes and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to: (i) incur debt, including restrictions on incurring debt at our subsidiaries, which are not parties to the indentures governing the Senior Secured Notes; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability to develop and implement refinancing plans with respect to our debt.

Most of the covenants are subject to a number of exceptions and qualifications. The breach of any of these covenants could result in a default under the indentures governing our outstanding Senior Secured Notes, as well as certain other existing debt obligations, as a result of the cross-default provisions contained in the instruments governing such debt obligations. In the event of a default under any of the indentures governing our outstanding Senior Secured Notes, holders of our outstanding Senior Secured Notes could seek to declare all amounts outstanding under such Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under our outstanding Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full such accelerated indebtedness or our other indebtedness.

Furthermore, upon the occurrence of any event of default under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we cannot assure you that our assets would be sufficient to repay those amounts in full or to satisfy our other liabilities. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of the COVID-19 pandemic on our business.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements while our debt rating remains below investment grade, our financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

Aside from its significant operations in Mexico, CEMEX, S.A.B. de C.V. is a holding company that owns the stock of its direct subsidiaries and is the beneficial owner of the equity interests of its indirect subsidiaries and has holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends, as well as to generally make other payments, partially depends on the continued transfer to it of dividends and other income and funds from its wholly-owned and non-wholly-owned subsidiaries. Although our debt agreements and instruments generally restrict us from entering into agreements or arrangements that limit the ability of any subsidiary of CEMEX, S.A.B. de C.V. to declare or pay dividends or repay or capitalize intercompany indebtedness, the ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to CEMEX, S.A.B. de C.V. is subject to various regulatory, contractual and legal constraints of the countries in which we operate, including the need to create legal reserves prior to transferring funds. The 2017 Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s and its subsidiaries’ ability to declare or pay cash dividends above the permitted amounts (subject to certain exceptions). In addition, the indentures governing our outstanding Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s and its subsidiaries’ ability to pay dividends. Furthermore, even though our subsidiaries whose shares have been pledged or transferred as part of the Collateral (as defined below) have generally retained the right to declare dividends, such right would be limited under certain circumstances (mainly the occurrence of an enforcement event) pursuant to the terms and conditions of the corresponding pledge or trust agreements under which the Collateral is granted. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of the COVID-19 pandemic on our business.

The ability of CEMEX, S.A.B. de C.V.’s direct and indirect subsidiaries to pay dividends and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years. Our subsidiaries in Spain are subject to Spanish legal requirements, pursuant to which they may only distribute dividends if, as a result of the distribution, the net worth value of the company will not be less than such company’s share capital during the applicable fiscal year. Due to the foregoing, before distributing any dividends, the company shall employ profits to compensate for the reduction of its net worth value during such fiscal year. Dividends may also not be distributed until the amount of available reserves reaches, at least, the amount of the research and development expenses recorded in the balance sheet of the company. A reserve of 10% of the profits of a given year, until reaching at least 20% of the company’s share capital, shall be procured, and any surplus may be distributed amongst shareholders. Our subsidiaries in France are subject to French legal requirements, which provide that a company may declare and pay dividends only out of the net profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by the subsidiary’s stockholders only after the creation of a required legal reserve equal to 10% of the relevant company’s share capital.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

As of the date of this report, CEMEX, S.A.B. de C.V. does not expect that existing regulatory, legal and economic restrictions on its existing direct and indirect subsidiaries’ ability to pay dividends and make loans and other transfers to it will materially and negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s current direct or indirect subsidiaries, or of any future subsidiary, may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future, or may not have access to Dollars in their respective countries, which, as of the date of this report, would be the preferred currency to be received by CEMEX, S.A.B. de C.V. to service the majority of its debt payments. Also, because not all of CEMEX, S.A.B. de C.V.’s subsidiaries are wholly-owned, any decision to have any of CEMEX, S.A.B. de C.V.’s subsidiaries declare and pay dividends or make loans or other transfers to us is subject to any minority rights that non-controlling shareholders may have in the CEMEX, S.A.B. de C.V. subsidiary that is not wholly-owned. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations. See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our operating subsidiaries and the possibility of less income being generated by our operating subsidiaries.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à -vis the Mexican Peso and significant other currencies within our operations.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars and Euros. As of March 31, 2021, our debt plus other financial obligations denominated in Dollars and Euros represented 65% and 21% of our total debt plus other financial obligations, respectively, which does not include $371 million of Dollar-denominated and €64 million of our Euro-denominated Perpetual Debentures. Our Dollar-denominated and Euro-denominated debt must be serviced with funds generated mostly by our direct and indirect subsidiaries’ operations outside the United States and Europe. Although we have substantial operations in the United States and Europe, we continue to strongly rely on our non-U.S. assets and non-European assets to generate revenues to service our Dollar-denominated and Euro-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos or other currencies to service our Dollar-denominated and Euro-denominated obligations. See “Item 5—Operating and Financial Review and Prospects—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk” in the 2020 Annual Report. A devaluation or depreciation in the value of the Mexican Peso, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar and Euro, could adversely affect our ability to service our Dollar-denominated and Euro-denominated debt. During the three-month period ended March 31, 2021, our operations in Mexico, the United Kingdom, France, Germany, Spain, the Philippines, Israel, Rest of EMEAA, Colombia, Caribbean TCL, the Dominican Republic and Rest of SCA&C, which are our main non-Dollar denominated operations, together generated 63% of our total revenues in Dollar terms (23%, 6%, 6%, 2%, 2%, 3%, 5%, 5%, 3%, 2%, 2% and 4%, respectively) before eliminations resulting from consolidation. For the three-month period ended March 31, 2021, 28% of our revenues in Dollar terms were generated from our operations in the United States before eliminations resulting from consolidation.

During the three-month period ended March 31, 2021, the Mexican Peso depreciated 3% against the Dollar, the Euro depreciated 4% against the Dollar and the Pound Sterling appreciated 1% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “—Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.” See “Item 3—Key Information—COVID-19 Outbreak” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on the value of the Mexican Peso against the Dollar.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge our net assets in certain currencies, as well as some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of March 31, 2021, our derivative financial instruments consisted of foreign exchange forward contracts under a net investment hedge program, interest rate swap instruments related to bank loans, equity forwards on third-party shares, as well as fuel price hedging derivatives, which had an impact on our financial position. Changes in the fair value of our derivative financial instruments, not specifically designated as hedges, are reflected in our statement of operations, which could introduce volatility in our controlling interest net income and other related ratios. As of December 31, 2020 and March 31, 2021, the aggregate notional amount under our outstanding derivative financial instruments was $2,230 million ($741 million of net investment hedge, $1,334 million of interest rate swaps, $27 million of equity forwards on third-party shares and $128 million of fuels price hedging) and $2,461 million ($778 million of net investment hedge, $1,325 million of interest rate swaps, $108 million of fuel price hedging and $250 million of call spreads contracts), respectively, with a mark-to-market valuation representing net liabilities of $81 million as of December 31, 2020 and $28 million as of March 31, 2021. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included in this report, for a detailed description of our derivative financial instruments. Since 2008, CEMEX has significantly decreased its use of derivative financial instruments, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs, or, if our credit risk worsens, will be available to us at all.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as Collateral to secure our payment obligations under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

In connection with the 2017 Facilities Agreement, we pledged or transferred to trustees under certain security trusts a first priority lien over the shares of certain of our subsidiaries and all proceeds therefrom, to secure our obligations under the 2017 Facilities Agreement, our Senior Secured Notes and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured (the “Collateral”).

As of March 31, 2021, the Collateral and all proceeds of such Collateral secured (i) $2,325 million (principal amount $2,356 million) aggregate principal amount of debt under the 2017 Facilities Agreement, our then-outstanding Senior Secured Notes and other financing arrangements and (ii) $446 million aggregate principal amount of the dual-currency notes underlying our Perpetual Debentures. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred, and is continuing, under the 2017 Facilities Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement, dated as of September 17, 2012, as amended, among the Issuer, certain of its Subsidiaries named therein, the financial institutions and noteholders party thereto, Citibank Europe PLC, UK Branch, as facility agent and Wilmington Trust (London) Limited, as security agent.

See “Recent Developments—Recent Developments Relating to Our Indebtedness—Redemption of Perpetual Debentures.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2020 and 2021 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2020 and 2021 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the three-month period ended March 31, 2021 are not indicative of operating results to be expected for the entire year.

Our audited consolidated financial statements included in the 2020 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2020 and 2021 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2020 Annual Report.

Acquisitions

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the three-month periods ended March 31, 2020 and 2021 may not be comparable to that of prior periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

For the Three-Month Period Ended March 31,
	2020	2021
(In millions of Dollars, except ratios and share and per share amount)
Income Statement Information:

	For the Three-Month Period Ended March 31,
	2020	2021
	(In millions of Dollars, except ratios and share and per share amount)
Revenues	$3,076	$3,411
Cost of sales(1)	(2,112)	(2,302)
Gross profit	964	1,109
Operating expenses	(704)	(703)
Operating earnings before other expenses, net(2)	260	406
Other income (expenses), net	(43)	570
Operating earnings	217	976
Financial items(3)	(156)	(264)
Share of profit of equity accounted investees	5	3
Earnings before income tax	66	715
Discontinued operations(4)	31	32
Non-controlling interest net income	5	7
Controlling interest net income	42	665

	For the Three-Month Period Ended March 31,
	2020	2021
	(In millions of Dollars, except ratios and share and per share amount)
Income Statement Information:
Basic earnings per share(5)(6)(7)	0.0009	0.0148
Diluted earnings per share(5)(6)(7)	0.0009	0.0148
Basic earnings per share from continuing operations(5)(6)(7)	0.0003	0.0141
Diluted earnings per share from continuing operations(5)(6)(7)	0.0002	0.0141
Number of shares outstanding(5)(8)	45,524	44,870

	As of
	December 31, 2020	March 31, 2021
Statement of Financial Position Information:
Cash and cash equivalents	$950	$1,309
Assets held for sale(9)	187	156
Property, machinery and equipment, net and assets for the right-of-use, net	11,413	11,161
Total assets	27,425	27,562
Current debt	179	510
Non-current debt	9,160	8,693
Total debt plus other financial obligations	11,185	10,959
Liabilities directly related to assets held for sale	6	6
Non-controlling interest and Perpetual Debentures(10)(12)	877	889
Total controlling interest	8,075	8,685

	For the Three-Month Period Ended March 31,
	2020	2021
Other Financial Information:
Book value per share(5)(8)(11)	0.1930	0.1936
Operating margin before other expenses, net(2)	8.5%	11.9%
Operating EBITDA(12)	533	684
Capital expenditures	184	150
Depreciation and amortization of assets	273	278
Cash flow provided by operating activities from continuing operations	142	336
Basic earnings per CPO from continuing operations(5)(6)(7)	0.0009	0.0423
Basic earnings per CPO(5)(6)(7)	0.0027	0.0444

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the income statements, we include the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for our management as explained in note 3.1 to the audited consolidated financial statements included in the 2020 Annual Report. Under IFRS, while there are line items that are customarily included in the income statements, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes our financial income, results from financial instruments, net (derivatives and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 7.1, 7.2 and 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

(4)

Considering the disposal of entire reporting operating segments as well as the sale of significant businesses, our income statements present in the single line item of “Discontinued operations” the results of: (a) the Southeast of France for the three-month periods ended March 31, 2021 and 2020; (b) the United Kingdom for the period from January 1 to March 31, 2020; (c) the United States related to Kosmos for the period from January 1 to March 6, 2020; and (d) Spain for the three-month periods ended March 31, 2021 and 2020. See note 4.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for three-month periods ended March 31, 2021 and 2020 included herein.

(5)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of March 31, 2021, 99.88% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the last twelve months. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. For the three-month period ended March 31, 2020, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.0003 and $0.0002, respectively, from “Continuing operations.” For the three-month period ended March 31, 2021, “Basic loss per share” and “Diluted loss per share” include earnings of $0.0141, from “Continuing operations.” In addition, for the three-month period ended March 31, 2020, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.0006 and $0.0007, respectively, from “Discontinued operations.” For the three-month period ended March 31, 2021, “Basic loss per share” and “Diluted loss per share” include earnings of $0.0007 from “Discontinued operations.”

(7)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2019 or 2020.
(8)	Represents the weighted average number of shares diluted in millions.
(9)

For the three-month period ended March 31, 2021 and the year ended December 31, 2020, includes assets held for sale in connection with the white cement business in Spain, as described in note 4.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

(10)

As of December 31, 2020 and March 31, 2021, non-controlling interest included $449 million and $446 million, respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. See note 18.2 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month period ended March 31, 2021 and 2020 included herein. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Redemption of Perpetual Debentures.”

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding described in footnote 8.
(12)

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA is a non-IFRS measure and should not be considered an indicator of our financial performance as an alternative to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of $7 million and $5 million for the three-month period ended March 31, 2020 and for the three-month period ended March 31, 2021, respectively, as described in note 18.2 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

	For the Three-Month Period Ended March 31,
	2020	2021
	(In millions of Dollars)
Reconciliation of Cash flows provided by operating activities from continuing operations to Operating EBITDA
Cash flows provided by operating activities from continuing operations	$142	$336
Plus/minus:
Changes in working capital, excluding income taxes	348	325
Depreciation and amortization of assets	(273)	(278)
Other items, net	42	23

Operating earnings before other expenses, net	260	406
Plus:
Depreciation and amortization of assets	273	278

Operating EBITDA	$533	$684

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2020 and 2021 included herein. Our significant accounting policies are described in note 3 to our audited consolidated financial statements included in the 2020 Annual Report.

On April 29, 2021, we announced our results for the three-month period ended March 31, 2021. The interim results of operations for the three-month period ended March 31, 2021 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the three-month period ended March 31, 2021 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued Operations

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, our income statements present in the single line item “Discontinued operations” the results of (a) the assets held for sale in the Southeast of France for the three-month periods ended March 31, 2021 and 2020; (b) the assets sold in the United Kingdom for the three-month period ended March 31, 2020; (c) the assets sold in the U.S. related to the Kosmos cement plant in Louisville, Kentucky, for the period from January 1 to March 6, 2020, and (d) the white cement business held for sale in Spain for the three-month periods ended March 31, 2021 and 2020. Discontinued operations are presented net of income tax. See note 4.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Significant Transactions

For the three-month periods ended March 31, 2020 and 2021, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for an amount in Euros equivalent to $44 million. These assets are located in the Rhone Alpes region in the Southeast of France, east of our operations in Lyon. We will retain our business in Lyon. For purposes of the income statements for the three-month periods ended March 31, 2021 and 2020 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2021 and March 31, 2020 included herein.

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon Group plc for $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related to the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. For purposes of the income statements for the three-month periods ended March 31, 2021 and 2020 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2021 and March 31, 2020 included herein.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. Our income statements for the three-month periods ended March 31, 2021 and 2020 present the operations related to this segment from January 1 to March 6, 2020 and for the three-month period ended March 31, 2020, respectively, net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2021 and March 31, 2020 included herein.

•

On March 29, 2019, CEMEX entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. (“CIMSA”) to divest CEMEX’s (i) cement plant in Buñol, Spain, (ii) global white cement business, except in Mexico and in the United States, for an initial price of $180 million. As of the date of this report, this divestment is expected to close by the end of the second quarter of 2021. For purposes of the income statements for the three-month period ended March 31, 2021 and 2020, the operations related to this segment are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month period ended March 31, 2021 and 2020 included herein.

Selected Consolidated Income Statement Data

The following table sets forth our selected consolidated income statement data for each of the three-month periods ended March 31, 2020 and 2021 expressed as a percentage of revenues.

	For the Three- Month Period Ended March 31,
	2020	2021
Revenues	100%	100%
Cost of sales	(68.7)	(67.5)
Gross profit	31.3	32.5
Operating expenses	(22.9)	(20.6)
Operating earnings before other expenses, net	8.4	11.9
Other income (expenses), net	(1.4)	16.7
Operating earnings	7.0	28.6
Financial expense	(5.5)	(7.2)
Financial income and other items, net	0.4	(0.5)
Share of profit on equity accounted investees	0.2	0.1
Earnings before income tax	2.1	21.0
Income tax	(1.6)	(2.2)
Net income from continuing operations	0.5	18.8
Discontinued operations	1.0	0.9
Consolidated net income	1.5	19.7

Non-controlling interest net income	0.1	0.2

Controlling interest net income	1.4	19.5

Three-Month Period Ended March 31, 2020 Compared to Three-Month Period Ended March 31, 2021

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2021 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reportable segments.

The table below and the other volume data presented by reportable segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown in note 4.2 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2020 and 2021 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+13%	-12%	-9%	+5%	-1%
United States	+9%	+3%	—	-1%	-1%
EMEAA
United Kingdom	+4%	+4%	—	+2%	Flat
France	—	+14%	—	—	+1%
Germany	-9%	-18%	-32%	+3%	+4%
Spain	+1%	+11%	+24%	-2%	-4%
Philippines	-4%	—	+58%	-4%	—
Israel	—	+5%	—	—	-1%

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Rest of EMEAA(2)	-2%	-6%	+9%	-12%	-7%
SCA&C
Colombia	+4%	+2%	—	+4%	Flat
Panama	-11%	-45%	—	-4%	-4%
Caribbean TCL(3)	+29%	-13%	-6%	+1%	-1%
Dominican Republic	+29%	-42%	-24%	+19%	+6%
Rest of SCA&C(4)	+19%	-12%	+50%	Flat	+11%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reportable segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of EMEAA, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.
(3)	Caribbean TCL refers to Trinidad Cement Limited (“TCL”) operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.

On a consolidated basis, our cement sales volumes increased 9%, with 14.8 million tons for the three-month period ended March 31, 2020 and 16.2 million tons in the comparable period in 2021, and our ready-mix concrete sales volumes remained flat for the three-month period ended March 31, 2020 compared to the same period in 2021. Our revenues increased 11%, from $3,076 million for the three-month period ended March 31, 2020 to $3,411 million for the same period in 2021, and our operating earnings before other expenses, net increased 56%, from $260 million for the three-month period ended March 31, 2020 to $406 million for the same period in 2021. See the table below for a breakdown according to reportable segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reportable segments for the three-month periods ended March 31, 2020 and 2021. The revenues information in the table below is presented before eliminations resulting from consolidation shown in note 4.2 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2020 and 2021 included herein. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Reportable Segment	Variation in Local Currency(1)	Currency Fluctuations	Variation in Dollars	Revenues For the Three-Month Period Ended March 31,
				2020	2021
	(in millions of Dollars)
Mexico	+20%	—	+20%	$685	$822
United States	+5%	—	+5%	965	1,013
EMEAA
United Kingdom	+16%	+9%	+25%	173	217
France	+15%	+10%	+25%	174	217
Germany	-14%	+7%	-7%	92	86

Reportable Segment	Variation in Local Currency(1)	Currency Fluctuations	Variation in Dollars	Revenues For the Three-Month Period Ended March 31,
				2020	2021
	(in millions of Dollars)
Spain	+3%	+8%	+11%	73	81
Philippines	-8%	+4%	-4%	111	107
Israel	+5%	+6%	+11%	173	192
Rest of EMEAA(2)	-13%	+8%	-5%	205	195
SCA&C
Colombia	+9%	-1%	+8%	102	110
Panama	-17%	—	-17%	35	29
Caribbean TCL(3)	+19%	+1%	+20%	61	73
Dominican Republic	+40%	-11%	+29%	58	75
Rest of SCA&C(4)	+19%	—	+19%	123	146
Others(5)	+23%	—	+23%	232	286

Revenues from continuing operations before eliminations resulting from consolidation			+12%	$3,262	$3,649
Eliminations resulting from consolidation				(186)	(238)
Revenues from continuing operations			+11%	$3,076	$3,411

Reportable Segment	Variation in Local Currency(1)	Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net For the Three- Month Period Ended March 31,
				2020	2021
	(in millions of Dollars)
Mexico	+33%	—	+33%	$196	$260
United States	+58%	—	+58%	55	87
EMEAA
United Kingdom	+210%	+30%	+240%	(5)	7
France	+476%	-26%	+450%	2	11
Germany	-21%	+1%	-20%	(5)	(6)
Spain	-17%	-13%	-30%	(10)	(13)
Philippines	-29%	+24%	-5%	20	19
Israel	+6%	+6%	+12%	17	19
Rest of EMEAA(2)	-203%	+3%	-200%	6	(6)
SCA&C
Colombia	+57%	-7%	+50%	10	15
Panama	-33%	—	-33%	6	4
Caribbean TCL(3)	+71%	+4%	+75%	8	14
Dominican Republic	+78%	-16%	+62%	21	34
Rest of SCA&C(4)	+43%	—	+43%	23	33
Others(5)	+14%	—	+14%	(84)	(72)

Operating earnings before other expenses, net from continuing operations			+56%	$260	$406

“—” = Not Applicable

(1)

Represents the variation in local currency terms. For purposes of a reportable segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of EMEAA, in which they represent the change in Euros), net, in the region.

(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.
(3)	Caribbean TCL refers to TCL operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.
(5)

Others refers to: (1) cement trade maritime operations, (2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, (3) CEMEX, S.A.B. de C.V, other corporate entities and finance subsidiaries, and (4) other minor subsidiaries with different lines of business.

Revenues. Our consolidated revenues increased 10.9%, from $3,076 million for the three-month period ended March 31, 2020 to $3,411 million for the same period in 2021. The increase was mainly due to higher cement volumes in most of our regions, as well as higher prices for our products in local currency terms in Mexico and our SCA&C region. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reportable segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4.2 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2020 and 2021 included herein.

Mexico

As of March 31, 2021, our domestic cement sales volumes from our operations in Mexico increased 13% for the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 12% over the same period. Our revenues from our operations in Mexico represented 23% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Activity continues to be driven by the informal sector with bagged cement increasing at double digits. Bagged cement growth is supported by a high level of remittances, home improvements, government social programs, and pre-electoral spending. Activity in the formal sector continues showing a slight improvement. Our cement export volumes from our operations in Mexico, which represented 10% of our Mexican cement sales volumes for the three-month period ended March 31, 2021, decreased 9% for the three-month period ended March 31, 2021 compared to the same period in 2020. Of our total cement export volumes from our operations in Mexico during the three-month period ended March 31, 2021, 74% was shipped to the U.S. and 26% to our Rest of SCA&C segment. Our average sales price of domestic cement from our operations in Mexico increased 5%, in Mexican Peso terms, for the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete decreased 1%, in Mexican Peso terms, over the same period. For the three-month period ended March 31, 2021, cement represented 58%, ready-mix concrete 17% and our aggregates, urbanization solutions and other businesses 25% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices, partially offset by decreases in ready-mix concrete sales volumes and sales prices, our net sales in Mexico in Mexican Peso terms increased 20% for the three-month period ended March 31, 2021 compared to the same period in 2020.

United States

As of March 31, 2021, our domestic cement sales volumes from our operations in the U.S. increased 9% for the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes increased 3% over the same period. Residential remained the largest contributor to volume growth, while infrastructure also supported volumes. Our operations in the U.S. represented 28% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the U.S. decreased 1%, in Dollar terms, for the three-month period ended March 31, 2021 compared to the same period in 2020, and our average ready-mix concrete sales price decreased 1%, in Dollar terms, over the same period. For the three-month period ended March 31, 2021, cement represented 30%, ready-mix concrete 43% and our aggregates, urbanization solutions and other businesses 27% of revenues in Dollar terms from our operations in the U.S. before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes, partially offset by decreases in domestic cement sales prices and ready-mix concrete sales prices, revenues from our operations in the U.S., in Dollar terms, increased 5% for the three-month period ended March 31, 2021 compared to the comparable period in 2020.

EMEAA

For the three-month period ended March 31, 2021, our operations in the EMEAA region consisted of our operations in the United Kingdom, France, Germany, Spain, the Philippines and Israel which represent the most significant operations in this region, in addition to the Rest of EMEAA segment. Our revenues from our operations in the EMEAA region represented 29% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. As of March 31, 2021, our operations in the EMEAA region represented 24% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the EMEAA region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom increased 4% for the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes increased 4% over the same period. The increases in domestic cement and ready-mix concrete sales volumes reflect increased housing and infrastructure activity. Our operations in the United Kingdom represented 6% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 2%, in Pound terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix remained flat, in Pound terms, over the same period. For the three-month period ended March 31, 2021, cement represented 20%, ready-mix concrete 27% and our aggregates, urbanization solutions and other businesses 53% of revenues in Dollar terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales volumes and sales prices, revenues from our operations in the United Kingdom, in Pound terms, increased 16% for the three-month period ended March 31, 2021 compared to the same period in 2020.

France

Our ready-mix concrete sales volumes from our operations in France increased 14% for the three-month period ended March 31, 2021 compared to the same period in 2020. The increases in volumes reflect an increase in our demand beyond simply the base effect from severe lockdowns occurring in March 2020. Our operations in France represented 6% of our total revenues for the three-month period ended March 31, 2021 in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 1%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. For the three-month period ended March 31, 2021, ready-mix concrete represented 62% and our aggregates, urbanization solutions and other businesses 38% of revenues in Dollar terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in ready-mix concrete sales volumes and sales prices, revenues from our operations in France, in Euro terms, increased 15% for the three-month period ended March 31, 2021 compared to the same period in 2020.

Germany

Our domestic cement sales volumes from our operations in Germany decreased 9% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 18% over the same period. The decreases in volume were mainly the result of unfavorable weather conditions in our operations in Germany. Our operations in Germany represented 2% of our total revenues for the three-month period ended March 31, 2021 in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 23% of our Germany cement sales volumes for the three-month period ended March 31, 2021 decreased 32% in the three-month period ended March 31, 2021 compared to the same period in 2020. Of our total cement export volumes from our operations in Germany during the three-month period ended March 31, 2021, 79% was to Poland and 21% to our Rest of EMEAA segment. Our average sales price of domestic cement from our operations in Germany increased 3%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the three-month period ended March 31, 2021, cement represented 37%, ready-mix concrete 34% and our aggregates, urbanization solutions and other businesses 29% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decrease in our domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Germany, in Euro terms, decreased 14% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Spain

Our domestic cement sales volumes from our operations in Spain increased 1% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes increased 11% over the same period. Our operations in Spain represented 2% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 23% of our Spain cement sales volumes for the three-month period ended March 31, 2021, increased 24% in the three-month period ended March 31, 2021 compared to the same period in 2020. All of our total cement export volumes from our operations in Spain during three-month period ended March 31, 2021 were shipped to the United Kingdom. Our average sales price of domestic cement of our operations in Spain decreased 2%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete decreased 4%, in Euro terms, over the same period. For the three-month period ended March 31, 2021, cement represented 63%, ready-mix concrete 24% and our aggregates, urbanization solutions and other businesses 13% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increased in our domestic cement and ready-mix concrete sales volumes, partially offset by decreases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Spain, in Euro terms, increased 3% in the three-month period ended March 31, 2021 compared to the same period in 2020.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 4% in the three-month period ended March 31, 2021 compared to the same period in 2020. The decrease in domestic cement volumes was mainly due to reinstated lockdown measures, which continue constraining economic activity in the country. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the three-month period ended March 31, 2021, increased 58% in the three-month period ended March 31, 2021 compared to the same period in 2020. All our total cement exports from our operations in the Philippines during the three-month period ended March 31, 2021 were to the Rest of EMEAA segment. Our revenues from our operations in the Philippines represented 3% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 4%, in Philippine Peso terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. For the three-month period ended March 31, 2021, cement represented 99% and our aggregate, urbanization solutions and other businesses 1% of our revenues in Dollar terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 8% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 5% in the three-month period ended March 31, 2021 compared to the same period in 2020. The increase in the ready-mix concrete sales volumes was mainly driven by construction activity related to the government’s infrastructure program. Our operations in Israel represented 5% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in Israel decreased 1%, in Israeli New Shekel terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. For the three-month period ended March 31, 2021, ready-mix concrete represented 68% and our aggregates, urbanization solutions and other businesses 32% of revenues in Dollar terms from our operations in Israel before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in ready-mix concrete sales volumes, partially offset by a decrease in ready-mix concrete sales prices, revenues from our operations in Israel, in Israeli New Shekel terms, increased 5% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Rest of EMEAA

Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates. Our domestic cement sales volumes from our operations in the Rest of EMEAA decreased 2% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 6% over the same period. Our cement export volumes from our operations in the Rest of EMEAA segment, which represented 6% of our Rest of EMEAA segment cement sales volumes for the three-month period ended March 31, 2021, increased 9% in the three-month period ended March 31, 2021 compared to the same period in 2020. Of our total cement export volumes from our operations in Rest of EMEAA during the three-month period ended March 31, 2021, 3% were to Poland and 97% were within the region. Our revenues from our operations in the Rest of EMEAA represented 5% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of EMEAA decreased 12%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete decreased 7%, in Euro terms, over the same period. For the three-month period ended March 31, 2021, cement represented 60%, ready-mix concrete 32% and our aggregates, urbanization solutions and other businesses 8% of revenues in Dollar terms from our operations in the Rest of EMEAA before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues in the Rest of EMEAA, in Euro terms, decreased 13% in the three-month period ended March 31, 2021 compared to the same period in 2020.

SCA&C

For the three-month period ended March 31, 2021, our operations in the SCA&C region consisted of our operations in Colombia, Panama, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, and the Rest of SCA&C, which refers mainly to our operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of the Caribbean TCL. Our revenues from our operations in the SCA&C region represented 12% of our total revenues in Dollar terms for the three-month period ended March 31, 2021, before eliminations resulting from consolidation. As of March 31, 2021, our operations in the SCA&C region represented 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia increased 4% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes increased 2% over the same period. In Colombia, despite the closure of the industry for two weeks in the three-month period ended March 2020, our cement volumes grew 4% in the quarter, a consequence of our pricing strategy and competitive dynamics. The industry is enjoying robust growth, with the housing sector being the biggest driver of demand with record homes sales translating into higher levels of housing starts. Our revenues from our operations in Colombia represented 3% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 4%, in Colombian Peso terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete remained flat, in Colombian Peso terms, over the same period. For the three-month period ended March 31, 2021, cement represented 57%, ready-mix concrete 24% and our aggregates, urbanization solutions and other businesses 19% of our revenues in Dollar terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes and increases in domestic cement sales prices, revenues of our operations in Colombia, in Colombian Peso terms, increased 9% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 11% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 45% over the same period. Our operations in Panama continue to suffer from the impact of the COVID-19 pandemic on our volumes. Our revenues from our operations in Panama represented 1% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 4% in Dollar terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete decreased 4%, in Dollar terms, over the same period. For the three-month period ended March 31, 2021, cement represented 81%, ready-mix concrete 13% and our aggregates, urbanization solutions and other businesses 6% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 17% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL increased 29% in the three-month period ended March 31, 2021 compared to the same period in 2020, while ready-mix concrete sales volumes decreased 13% over the same period. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 16% of our Caribbean TCL cement sales volumes for the three-month period ended March 31, 2021, decreased 6% in the three-month period ended March 31, 2021 compared to the same period in 2020. All of our total cement exports from our operations in Caribbean TCL during the three-month period ended March 31, 2021 were to the Rest of SCA&C segment. Our average domestic cement sales price of our operations in Caribbean TCL increased 1%, in Trinidad and Tobago Dollar terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete decreased 1%, in Trinidad and Tobago Dollar terms, over the same period. For the three-month period ended March 31, 2021, cement represented 92%, ready-mix concrete 3% and our aggregates, urbanization solutions and other businesses 5% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increased in our domestic cement sales volumes and prices, partially offset by decreases in ready-mix concrete sales volumes and prices, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, increased 19% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic increased 29% in the three-month period ended March 31, 2021 compared to the same period in 2020, while ready-mix concrete sales volumes decreased 42% over the same period. Our operations in the Dominican Republic represented 2% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 7% of our Dominican Republic cement sales volumes for the three-month period ended March 31, 2021, decreased 24% in the three-month period ended March 31, 2021 compared to the same period in 2020. Of our total cement export volumes from our operations in the Dominican Republic during the three-month period ended March 31, 2021, all were to our Rest of SCA&C segment. Our average sales price of domestic cement of our operations in the Dominican Republic increased 19%, in Dominican Peso terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete increased 6%, in Dominican Peso terms, over the same period. For the three-month period ended March 31, 2021, cement represented 80%, ready-mix concrete 4% and our aggregates urbanization solutions and other businesses 16% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increased in our domestic cement sales volumes and prices and in our ready-mix concrete sales prices, partially offset by decreases in ready-mix concrete sales volumes, revenues from our operations in the Dominican Republic, in Dominican Peso terms, increased 40% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Rest of SCA&C

Our domestic cement volumes from our operations in the Rest of SCA&C increased 19% in the three-month period ended March 31, 2021 compared to the same period in 2020, and ready-mix concrete sales volumes decreased 12% over the same period. Our cement export volumes from our operations in the Rest of SCA&C segment, which represented 9% of our Rest of SCA&C segment cement sales volumes for the three-month period ended March 31, 2021, increased 50% in the three-month period ended March 31, 2021 compared to the same period in 2020. All of our total cement export volumes from our operations in Rest of SCA&C during the three-month period ended March 31, 2021, were within the same region. Our revenues from our operations in the Rest of SCA&C represented 4% of our total revenues for the three-month period ended March 31, 2021, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of SCA&C remained flat in Dollar terms, in the three-month period ended March 31, 2021 compared to the same period in 2020, and our average sales price of ready-mix concrete increased 11%, in Dollar terms, over the same period. For the three-month period ended March 31, 2021, cement represented 87%, ready-mix concrete 7% and our aggregates, urbanization solutions and other businesses 6% of revenues in Dollar terms from our operations in the Rest of SCA&C before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and ready-mix concrete sales prices, partially offset by decreases in ready-mix concrete sales volumes, revenues of our operations in the Rest of SCA&C, in Dollar terms, increased 19% in the three-month period ended March 31, 2021 compared to the same period in 2020.

Others

Revenues from our Others segment increased 23% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms. Our revenues from our Other segment represented 8% of our total revenues for the three-month period ended March 31, 2021 before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable. The increase resulted primarily from an increase in our worldwide cement volume of our trading operations. For the three-month period ended March 31, 2021, our information technology solutions company represented 31% and our trading operations represented 39% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, increased 9.0% from $2,112 million in the three-month period ended March 31, 2020 to $2,302 million in the same period in 2021. As a percentage of revenues, cost of sales decreased from 68.7% in the three-month period ended March 31, 2020 to 67.5% in the same period in 2021. The decreased in cost of sales as a percentage of revenues was mainly driven by our cost reduction initiatives and product mix, partially offset by higher maintenance costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit increased 15.0% from $964 million in the three-month period ended March 31, 2020 to $1,109 million in the same period in 2021. As a percentage of revenues, gross profit increased from 31.3% in the three-month period ended March 31, 2020 to 32.5% in the same period in 2021. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within operating expenses as part of distribution and logistics expenses.

Operating Expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, remained flat, for the three-month period ended March 31, 2021 compared to the same period in 2020. As a percentage of revenues, operating expenses decreased from 22.9% in the three-month period ended March 31, 2020 to 20.6% in the same period in 2021. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the line item “Distribution and logistics expenses.” For the three-month periods ended March 31, 2020 and 2021, selling expenses included as part of the line item “Operating expenses” amounted to $85 million and $81 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution and logistics expenses, which in the aggregate represented costs of $360 million in the three-month period ended March 31, 2020 and $382 million in the same period in 2021. As a percentage of revenues, distribution and logistics expenses decreased from 11.7% in the three-month period ended March 31, 2020 to 11.2% in the same period in 2021.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net increased 56.2% from $260 million in the three-month period ended March 31, 2020 to $406 million in the same period in 2021. As a percentage of revenues, operating earnings before other expenses, net increased from 8.4% in the three-month period ended March 31, 2020 to 11.9% in the same period in 2021. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reportable segment basis.

Mexico

Our operating earnings before other expenses, net, from our operations in Mexico increased 33% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms, from operating earnings before other expenses, net, of $196 million in the three-month period ended March 31, 2020 to operating earnings before other expenses, net, of $260 million in the same period in 2021. Our operating earnings before other expenses, net from our operations in Mexico represented 64% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues driven by formal and by informal construction activity.

United States

Our operating earnings before other expenses, net, from our operations in the U.S. increased 58% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms. Our operating earnings before other expenses, net from our operations in the U.S. represented 21% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United States segment and due to operational improvements.

EMEAA

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom increased significantly by 210%, in Pound terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 2% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the United Kingdom.

France. Our operating earnings before other expenses, net, from our operations in France increased significantly by 476%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. Our operating earnings before other expenses, net from our operations in France represented 3% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the France segment and operational improvements.

Germany. Our operating loss before other expenses, net, from our operations in Germany increased 21%, in Euro terms, in the three-month period ended March 31, 2021 compared to the same period in 2020. Our operating loss before other expenses, net from our operations in Germany represented a loss of $6 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the decrease in our revenues in the Germany segment.

Spain. Our operating loss before other expenses, net, from our operations in Spain increased 17% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $13 million, which was a negative impact of 3% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase in our operating loss from our operations in Spain resulted primarily from increases in operational costs in our Spain segment, partially offset by an increase in our revenues.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 29% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 5% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The decrease resulted primarily from the decrease in our revenues in the Philippines segment due to reinstated lockdown measures.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 6% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 5% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

Rest of EMEAA. Our operating earnings before other expenses, net, from our operations in the Rest of EMEAA decreased significantly by 203% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of EMEAA segment represented a loss of $6 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

SCA&C

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia increased 57% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 4% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the Colombia segment and operational improvements.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased 33% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms. Our operating earnings before other expenses, net from our operations in Panama represented 1% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 71% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the Caribbean TCL segment and operational improvements.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 78% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 8% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues.

Rest of SCA&C. Our operating earnings before other expenses, net, from our operations in the Rest of SCA&C increased 43% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of SCA&C segment represented 8% of our total operating earnings before other expenses, net for the three-month period ended March 31, 2021, in Dollar terms. The increase resulted primarily from the increase in our revenues in the Rest of SCA&C segment and operational improvements.

Others. Our operating loss before other expenses, net, from our operations in our Others segment decreased 14% in the three-month period ended March 31, 2021 compared to the same period in 2020, in Dollar terms. The decrease in our operating loss before other expenses, net, resulted primarily from the increase in our revenues.

Other Income (Expenses), Net. Our other income (expenses), net, improved significantly in Dollar terms, from an expense of $43 million in the three-month period ended March 31, 2020 to an income of $570 million in the same period in 2021. Other income (expenses), net, which includes the result from the sales of assets and others, net, contingency expenses associated with the COVID-19 pandemic, impairment losses and restructuring cost. The improvement from an expense to an income in 2021 resulted primarily from the proceeds from the sale of CO2 emission allowances in the European Union (“Allowances”) during the quarter, described below.

The most significant items included under this caption for the three-month periods ended March 31, 2020 and 2021, are as follows:

	For the Three-Month Period Ended March 31,
	2020	2021
	(in millions of Dollars)
Results from the sale of assets and others, net	$(38)	$586
Incremental costs and expenses associated with the COVID-19 pandemic	(1)	—
Restructuring costs	(4)	(6)
Impairment losses	—	(10)

	$(43)	$570

The caption “Results from the sale of assets and others, net,” includes revenues from the sale of Allowances under the EU Emissions Trading System (“EU ETS”). The Allowances under the EU ETS, considering: a) the Company’s estimates of being ahead of its 35% reduction goals in CO2 emissions by 2030 versus its 1990 baseline across all of our cement plants in Europe; b) the expected delivery of net-zero CO2 concrete for all products and geographies by 2050, as well as c) the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during March 2021, in different transactions, CEMEX sold 12.3 million Allowances for €509 million (equivalent to $600 million) that the Company had accrued as of the end of the Phase III of compliance under the EU ETS, which finalized on December 31, 2020. As of the date of issuance of this report, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under the Phase IV of the EU ETS, which commenced on January 1, 2021 and will finalize on December 31, 2030. As previously mentioned, CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. We are also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future. See note 6 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Financial Expense. Our financial expense increased 43.5%, from $170 million in the three-month period ended March 31, 2020 to $244 million in the same period in 2021, primarily attributable to premium payments in connection with the full redemption of the April 2026 Dollar Notes and the partial redemption of its January 2025 Dollar Notes. Such increase was partially offset by lower interest rates on our financial debt during the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. See notes 7.1 and 15.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Financial Income and Other Items, Net. Our financial income and other items, net, in Dollar terms, decreased from an income of $14 million in the three-month period ended March 31, 2020 to an expense of $20 million in the same period in 2021, mainly as a result of foreign exchange results during the year which changed from a gain of $51 million in the three-month period ended March 31, 2020 to a loss of $7 million in the same period in 2021 mainly due to the fluctuation of the Mexican peso, Colombian Peso and Euro versus the Dollar, and our results from financial instruments, net, which changed from a loss of $27 million in the three-month period ended March 31, 2020 to an insignificant loss of less than $1 million in the same period in 2021, mainly as a result of the equity forward contracts that in the three-month period ended March 31, 2020, represented a loss of $33 million. During January and February 2021, we settled in full such contracts. See notes 7.2 and 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

The most significant items included under this caption for the three-month periods ended March 31, 2020 and 2021 are as follows:

	For the Three-Month Period Ended March 31,
	2020	2021
	(in millions of Dollars)
Financial income and other items, net:
Financial income	$5	$3
Effects of amortized cost on assets and liabilities and others, net	(15)	(16)
Foreign exchange results	51	(7)
Results from financial instruments, net	(27)	—

	$14	$(20)

Income Taxes. Our income tax effect in the income statements, which is comprised of current income taxes plus deferred income taxes, increased 50.0% from an expense of $50 million in the three-month period ended March 31, 2020 to $75 million in the same period in 2021. The increase was primarily attributable to higher current income tax expenses. Our current income tax expenses, in Dollar terms, increased from an expense of $30 million in the three-month period ended March 31, 2020 to an expense of $69 million in the same period in 2021, primarily as a result of the current income tax effect from the sale of the Allowances.

Net Income from Continuing Operations. For the reasons described above, our net income from continuing operations for the three-month period ended March 31, 2021 increased significantly, from a net income from continuing operations of $16 million in three-month period ended March 31, 2020 to a net income from continuing operations of $640 million in the same period in 2021. As a percentage of revenues, net income from continuing operations represented 0.5% for the three-month period ended March 31, 2020 and 18.8% for the same period in 2021.

Discontinued Operations. For the three-month periods ended March 31, 2020 and 2021, our discontinued operations included in our consolidated income statements amounted to a net income from discontinued operations of $31 million and a net income from discontinued operations of $32 million, respectively. As a percentage of revenues, discontinued operations, net of tax, represented 1.0% for the three-month period ended March 31, 2020, and 0.9% for the same period in 2021. See note 4.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for the three-month period ended March 31, 2021 increased significantly, from a consolidated net income of $47 million in the three-month period ended March 31, 2020 to a consolidated net income of $672 million in the same period in 2021. As a percentage of revenues, consolidated net income represented 1.5% for the three-month period ended March 31, 2020, and 19.7% for the same period in 2021.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased 40.0%, from an income of $5 million in the three-month period ended March 31, 2020 to an income of $7 in the same period in 2021, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest and to the decrease in non-controlling interest due to the repurchases shares in CLH and CHP. As a percentage of revenues, non-controlling interest net income represented 0.1% for the three-month periods ended March 31, 2020, and 0.2% for the same period in 2021. See note 21.4 to our audited consolidated financial statements included in the 2020 Annual Report and note 18.2 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2020 and 2021 included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased significantly, from a controlling interest net income of $42 million in the three-month period ended March 31, 2020 to $665 million in the same period in 2021. As a percentage of revenues, controlling interest net income, represented 1.4% for the three-month period ended March 31, 2020, and 19.5% for the same period in 2021.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of new debt instruments and proceeds from disposals of subsidiaries and other assets, including our account receivables securitizations. Our consolidated cash flows provided by operating activities from continuing operations (as defined in the 2020 Annual Report) increased by 137% from $142 million for the three-month period ended March 31, 2020 to $336 million in the same period in 2021. See our condensed consolidated statements of cash flows for the three-month periods ended March 31, 2020 and 2021 included herein. CEMEX management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for the three-month periods ended March 31, 2020 and 2021.

Our primary sources and uses of cash during the three-month periods ended March 31, 2020 and 2021 were as follows:

	For the Three-Month Period Ended March 31,
	2020	2021
	(in millions of Dollars)
Operating Activities
Consolidated net income	47	672

Discontinued operations	31	32

Net income from continuing operations	16	640

Adjustments for non-cash items and others	474	21

Changes in working capital, excluding income tax	(348)	(325)

Cash flows provided by operating activities from continuing operations	142	336

Financial expense and coupons on Perpetual Debentures and income taxes paid	(193)	(219)

Net cash flows (used in) provided by operating activities from continuing operations	(51)	117
Net cash flows provided by operating activities from discontinued operations	12	3

Net cash flows (used in) provided by operating activities	(39)	120
Investing Activities
Property, machinery and equipment, net	(126)	(122)
Disposal and acquisition of subsidiaries and other disposal groups, net	441	27
Proceeds from the sale of emission allowances	–	600
Intangible assets	(17)	(13)

Other non-current assets and others, net	38	(5)

Net cash flows provided by investing activities from continuing operations	336	487
Financing Activities
Derivative financial instruments	(50)	5
Proceeds from new debt instruments	1,657	1,750
Debt repayments	(539)	(1,868)
Other financial obligations, net	(587)	(74)
Share repurchase program	(83)	–
Securitization of trade receivables	(15)	(39)

Non-current liabilities, net	(46)	(36)

Net cash flows provided by (used in) financing activities from continuing operations	337	(262)

Increase in cash and cash equivalents from continuing operations	622	342
Increase in cash and cash equivalents from discontinued operations	12	3
Cash conversion effect, net	(35)	14
Cash and cash equivalents at beginning of period	788	950

Cash and cash equivalents at end of period	1,387	1,309

March 31, 2021. During the three-month period ended March 31, 2021, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $14 million, there was an increase in cash and cash equivalents from continuing operations of $342 million. This increase was the result of our cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $219 million, amounted to $117 million and by our net cash flows provided by investing activities of $487 million, partially offset by our net cash flows used in financing activities of $262 million.

For the three-month period ended March 31, 2021, our net cash flows provided by operating activities included cash flows used in changes in working capital, excluding income tax, of $325 million, which was primarily comprised of trade receivables, inventories, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $345 million, partially offset by other accounts receivable and other assets of $20 million.

During the three-month period ended March 31, 2021, our cash flows provided by operating activities from continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $219 million, amounted to $117 million and our net cash flows provided by the investing activities from continuing operations of $487 million, which was primarily comprised of net resources from disposal and acquisition of subsidiaries and other disposal groups, net and by proceeds from the sale of Allowances for an aggregate amount of $627 million, partially offset by investment in property, machinery and equipment, net, intangible assets and other non-current assets and others, net, for an aggregate amount of $140 million, were mainly disbursed in connection with our net cash flows used in financing activities of $262 million, which include resources used in (a) debt repayments of $1,868 million, (b) other financial obligations, net, of $74 million, (c) securitization of trade receivables of $39 million and (d) non-current liabilities, net of $36 million, partially offset by resources generated by (i) derivative financial instruments of $5 million and (ii) proceeds from new debt instruments of $1,750 million.

March 31, 2020. During the three-month period ended March 31, 2020, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $35 million, there was an increase in cash and cash equivalents from continuing operations of $622 million. This increase was the result of our net cash flows provided by investing activities of $336 million and of our net cash flows provided by financing activities of $337 million, partially offset by our net cash flows used in operating activities from continuing operations, which, after interest expense and coupons on Perpetual Debentures and income taxes paid in cash of $193 million, amounted to $51 million.

For the three-month period ended March 31, 2020, our net cash flows provided by operating activities included cash flows used in changes in working capital, excluding income tax, of $348 million, which was primarily comprised of trade receivables, other accounts receivable and other assets, inventories and trade payables for an aggregate amount of $350 million, partially offset by other accounts payable and accrued expenses of $2 million.

During the three-month period ended March 31, 2020, our net cash flows provided by investing activities from continuing operations of $336 million, which include disposal and acquisition of subsidiaries and other disposal groups, net and other non-current assets and others, net, for an aggregate amount of $479 million, partially offset by investment in property, machinery and equipment, net, and intangible assets for an aggregate amount of $143 million, and our net cash flows used in financing activities from continuing operations of $337 million, which include proceeds from new debt instruments of $1,657 million partially offset by (i) derivative financial instruments of $50 million, (ii) debt repayments of $539 million, (iii) other financial obligations, net, of $587 million, (iv) shares repurchase programs of $83 million, (v) securitization of trade receivables of $15 million and (vi) non-current liabilities, net of $46 million, were partially disbursed in connection with our cash flows used in operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $193 million, amounted to $51 million.

As of March 31, 2021, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	238	86
Other lines of credit from banks	658	658
Revolving credit facility under the 2017 Facilities Agreement	1,121	1,121

	2,017	1,865

In addition, as of March 31, 2021, we had full availability in our committed revolving credit tranche under the 2017 Facilities Agreement and had $744 million available in other non-committed lines of credit. We expect that this, in addition to our $1,309 million cash balance, as of March 31, 2021 and our historical capacity to continually refinance and replace current obligations, should enable us to meet any liquidity risk in the short term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels. See also “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.”

Capital Expenditures

Our capital expenditures incurred for the three-month periods ended March 31, 2020 and 2021, and our expected capital expenditures for the remaining nine-month period ended December 31, 2021, which include an allocation to 2021 of a portion of our total future committed amount, are as follows:

	Actual For the Three-Month Period Ended March 31,		Estimated For the Remaining Nine-Month Period Ended December 31, 2021
	2020	2021
	(in millions of Dollars)
Mexico	38	22	215
United States	58	36	418
EMEAA
United Kingdom	15	18	100
France	7	4	53
Germany	4	4	34
Spain	9	3	29
Philippines	32	34	74
Israel	3	5	33
Rest of EMEAA	12	14	84
SCA&C
Colombia	2	3	54
Panama	–	1	4
Caribbean TCL	2	2	17
Dominican Republic	–	–	16
Rest of SCA&C	1	2	19
Others	1	2	–

Total consolidated	184	150	1,150

Of which:
Expansion capital expenditures	61	54	446
Base capital expenditures	123	96	704

(1)

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2020 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2021.

For the three-month periods ended March 31, 2020 and 2021, we recognized $150 million and $184 million in capital expenditures from our continuing operations, respectively. As of March 31, 2021, in connection with our significant projects, we had capital expenditure commitments of $1,150 million, including our capital expenditures estimated to be incurred in the nine-month period ending December 31, 2021. This amount is expected to be incurred during 2021, based on the evolution of the related projects. Pursuant to the 2017 Facilities Agreement, as of March 31, 2021, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which were limited to $1.2 billion pursuant to May 22, 2020 amendments to the 2017 Facilities Agreement (the “May 2020 Facilities Agreements Amendments”) from the effective date of the May 2020 Facilities Agreements Amendments until we delivered compliance certificates for two consecutive periods showing a consolidated leverage ratio of 5.25:1 or below pursuant, which we have delivered) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts which we and our subsidiaries are allowed to put towards permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2020 Annual Report for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2021 and possible amendments to our 2017 Facilities Agreement, which may restrict our overall capital expenditures.

Our Indebtedness

As of March 31, 2021, we had $10,959 million (principal amount $11,018 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $446 million of Perpetual Debentures. Of our total debt plus other financial obligations, 12% were current (including current maturities of non-current debt) and 88% were non-current. As of March 31, 2021, 65% of our total debt plus other financial obligations was Dollar-denominated, 21% was Euro-denominated, 5% was Pound Sterling-denominated, 5% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies. See note 15.1 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

As of March 31, 2021, we reported an aggregate amount of outstanding debt of $2,325 million under the 2017 Facilities Agreement. As of March 31, 2021, we had full availability under the $1,121 million revolving credit facility tranche of the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2020 Annual Report for more information on the impact of COVID-19 on our debt and cash levels. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, including, but not limited to, ‘Operation Resilience’ which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all” included in the 2020 Annual Report. As of March 31, 2021, we are in compliance with the applicable limitations and restrictions contained in the 2017 Facilities Agreement.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” in the 2020 Annual Report.

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes” in the 2020 Annual Report.

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	2017 Facilities Agreement	Dual-Currency Notes Underlying Perpetual Debentures
	$6,279 million (principal amount $6,308 million)	$2,325 million (principal amount $2,356 million)	$446 million
Amount Outstanding as of March 31, 2021(1)(2)(3)
CEMEX Finance LLC	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓

	Senior Secured Notes	2017 Facilities Agreement	Dual-Currency Notes Underlying Perpetual Debentures
	$6,279 million (principal amount $6,308 million)	$2,325 million (principal amount $2,356 million)	$446 million
CEMEX Concretos, S.A. de C.V.	✓	✓
CEMEX España, S.A.	✓	✓	✓
Cemex Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓
Cemex Research Group AG	✓	✓
CEMEX UK	✓	✓

(1)

Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable. Only the dual-currency notes that underlie the Perpetual Debentures are guaranteed by certain of our subsidiaries, the Perpetual Debentures are not guaranteed by our subsidiaries.

(2)	See “Recent Developments—Recent Developments Relating to Our Indebtedness—Redemption of Perpetual Debentures.”

(3)	See “Recent Developments—Recent Developments Relating to Our Indebtedness—Full Redemption of January 2025 Dollar Notes.”

In addition, as of March 31, 2021, (i) CEMEX Materials LLC was a borrower of $153 million (principal amount $150 million) under an indenture which is guaranteed by CEMEX Corp. and (ii) several of our other operating subsidiaries were borrowers under debt facilities or debt arrangements aggregating $447 million.

Most of our current outstanding indebtedness was incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If the global economic environment deteriorates, or if because of the effects of the COVID-19 pandemic on financial institutions extending maturities to companies that have our credit rating or that are highly leveraged like us becomes more restrictive and our operating results worsen significantly, if we were unable to complete debt or equity offerings, or if we are unable to consummate asset sales or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios may be affected by current global economic conditions, including the effects of the COVID-19 pandemic in the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us, and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” in the 2020 Annual Report for more information on the impact of COVID-19 on the possibility having to amend or seek waivers under the 2017 Facilities Agreement.

Relevant Transactions Related to Our Indebtedness During the Three-Month Period Ended March 31, 2021

The following is a description of our most important transactions related to our indebtedness during the three-month period ended March 31, 2021:

•

On February 16, 2021, CEMEX, S.A.B. de C.V. redeemed $750 million of the $1,071 million aggregate principal amount of its January 2025 Dollar Notes. On April 21, 2021, CEMEX S.A.B. de C.V. redeemed in full the remaining $321 million aggregate principal amount of its January 2025 Dollar Notes. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Full Redemption of January 2025 Dollar Notes.”

•	On February 16, 2021, CEMEX, S.A.B. de C.V. redeemed in full the $1,000 million aggregate principal amount of its April 2026 Dollar Notes.

•

On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 million aggregate principal amount of its July 2031 Dollar Notes (as defined below) in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the July 2031 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by the Collateral and all proceeds of the Collateral.

See “Recent Developments—Recent Developments Relating to Our Indebtedness” for more information on our relevant debt transactions during the three-month period ended March 31, 2021.

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2020 and March 31, 2021 are detailed as follows:

	December 31, 2020				March 31, 2021
		(in millions of Dollars)
	Current	Non- current	Total	Current	Non- current	Total
Leases liabilities	293	967	1,260	283	927	1,210
Liabilities secured with accounts receivable and others	586	–	586	546	–	546

	879	967	1,846	829	927	1,756

Leases

We have several operating and administrative assets under lease contracts. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 13.2 and 15.2 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the U.S., France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2020 and March 31, 2021, trade accounts receivable included receivables of $677 million and $710 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item “Other financial obligations” and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $91 million and $164 million as of December 31, 2020 and March 31, 2021, respectively. Therefore, the funded amount to us was $586 million as of December 31, 2020 and $546 million as of March 31, 2021. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $5 million and $2 million as of March 31, 2020 and 2021, respectively. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See note 9 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein. See “Recent Developments—Other Recent Developments—Renewal of Securitization Program in Mexico.”

Optional Convertible Subordinated Notes Due 2020

During 2015, we issued $521 million aggregate principal amount of 3.72% optional convertible subordinated notes due March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The value of the conversion option as of the issuance date which amounted to $12 million was recognized in other equity reserves. On March 13, 2020, CEMEX paid $521 million as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS. See note 15.2 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Perpetual Debentures

We define the “Perpetual Debentures,” collectively, as the (i) Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined above), we also include our underlying dual-currency notes that underlie the Perpetual Debentures. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Redemption of Perpetual Debentures.”

As of December 31, 2020 and March 31, 2021, non-controlling interest stockholders’ equity included $449 million and $446 million, respectively, representing the notional amount of Perpetual Debentures, which exclude any Perpetual Debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of $7 million and $5 million for the three-month periods ended March 31, 2020 and 2021, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2020 Annual Report. As of December 31, 2020, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)	Nominal Amount Outstanding as of March 31, 2021 (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(3)	May 2007	€730	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd.(2)	February 2007	$750	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)(2)	December 2006	$350	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(2)	December 2006	$900	$175	Tenth anniversary	LIBOR + 4.71%

(1)	As of March 31, 2020 and 2021, 3-month LIBOR was 1.4505% and 0.19425%, respectively.

(2)	“EURIBOR” above refers to the Euro Interbank Offered Rate. As of March 31, 2020 and 2021, 3-month EURIBOR was 0.363% and –0.538%, respectively.

(3)	See “Recent Developments—Recent Developments Relating to Our Indebtedness—Redemption of Perpetual Debentures.”

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2020 and 2021 annual general ordinary shareholders’ meetings held on March 26, 2020 and March 25, 2021, respectively, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders’ meeting, as the maximum amount of resources that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders’ equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “—Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2020 Annual Report. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Facilities Agreement and the indentures governing the outstanding Senior Secured Notes.

As of December 31, 2018, under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on April 5, 2018, CEMEX, S.A.B. de C.V. repurchased 153.6 million CPOs at a weighted-average price in Mexican Pesos equivalent to $0.4883 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $75 million. All the shares repurchased under the 2018 repurchase program were cancelled in 2019 by resolution of the CEMEX, S.A.B. de C.V. annual general ordinary shareholders’ meeting passed on March 28, 2019.

As of December 31, 2019, under the repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019 (the “2019 Repurchase Program”), CEMEX, S.A.B. de C.V. repurchased 157.7 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.3164 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $50 million. On March 26, 2020, CEMEX, S.A.B. de C.V. held its ordinary general shareholders meeting at which the shareholders of CEMEX, S.A.B. de C.V. approved, among other things the cancellation of shares of CEMEX, S.A.B. de C.V. that were repurchased under the 2019 Repurchase Program.

From March 10, 2020 to March 24, 2020, under the 2019 Repurchase Program, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020.

The following table sets out information concerning repurchases by CEMEX, S.A.B. de C.V. of its CPOs in 2020. We did not repurchase CPOs other than through the stock repurchase program.

Period	Total Number of CPOs Purchased	Average Price in Dollars per CPO	Total Number of CPOs Purchases as Part of Publicly Announced Plans or Programs	Approximate Peso Value of CPOs that May Yet be Purchased Under Plans
January 1 to January 31	—	—	—	$9,390,109,231.53
February 1 to February 28	—	—	—	$9,755,109,231.53
March 1 to March 31	378,161,560	0.2200	378,161,560	$11,840,000,000.00
April 1 to April 30	—	—	—	$12,055,000,000.00
May 1 to May 31	—	—	—	$11,070,000,000.00
June 1 to June 30	—	—	—	$11,495,000,000.00
July 1 to July 31	—	—	—	$11,125,000,000.00
August 1 to August 31	—	—	—	$10,945,000,000.00
September 1 to September 30	—	—	—	$11,055,000,000.00
October 1 to October 31	—	—	—	$10,595,000,000.00
November 1 to November 30	—	—	—	$10,090,000,000.00
December 1 to December 31	—	—	—	$9,945,000,000.00

Total	378,161,560	0.2200	378,161,560

Summary of Material Contractual Obligations and Commercial Commitments

The 2017 Facilities Agreement

On July 19, 2017, we and certain of our subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019 and October 2019, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make certain amendments to the 2017 Facilities Agreement and entered into amendment and restatement agreements to the 2017 Facilities Agreement, on April 2, 2019 and November 4, 2019, respectively. See “—Liquidity and Capital Resources—Our Indebtedness” and “—Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2020” for a discussion of such amendments. Effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. Further, effective October 13, 2020 (the “October 2020 Facilities Agreement Amendments”), we negotiated, among other amendments, (i) extending $1.1 billion of term loan maturities to 2025 and the maturity of $1.1 billion under the revolving facility to 2023, under similar terms as previously existing; (ii) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product and use of power from green energy in cement, among other indicators, annual performance in respect of which may result in a total adjustment of the interest rate margin of up to plus or minus five basis points under tranches amounting to $3.2 billion; and (iii) redenominating $313 million of previous Dollar exposure under the term loans to Mexican Pesos, as well as $82 million to Euros. Additionally, we tightened our consolidated leverage ratio covenant from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021.

In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts being effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). Additionally, effective December 24, 2020, an additional $14 million of commitments under the revolving facility existing prior to the October 2020 Facilities Agreement Amendments were cancelled.

As of March 31, 2021, we reported an aggregate principal amount of outstanding debt of $2,325 million under the 2017 Facilities Agreement. The 2017 Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Facilities Agreement included (i) €741 million, (ii) £344 million and (iii) $2,746 million, out of which $1,135 million were in the committed revolving credit tranche under the 2017 Facilities Agreement. As of March 31, 2021, the 2017 Facilities Agreement had an amortization profile, considering all commitments of $34 million in 2021, $68 million in 2022, $567 million in 2023, $567 million in 2024 and $1,088 million in 2025.

Our failure to comply with restrictions and covenants under the 2017 Facilities Agreement, as amended, could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.” in the 2020 Annual Report.

Senior Secured Notes

We refer to the January 2025 Dollar Notes, December 2024 Euro Notes, March 2026 Euro Notes, November 2029 Dollar Notes, June 2027 Dollar Notes, September 2030 Dollar Notes and July 2031 Dollar Notes collectively as the “Senior Secured Notes.”

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

January 2025 Dollar Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued $1,100 million aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Full Redemption of January 2025 Dollar Notes.”

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its 2.750% Euro-Denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 million aggregate principal amount of its 3.125% Euro-Denominated Senior Secured Notes due 2026 (the “March 2026 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

November 2029 Dollar Notes. On November 19, 2019, CEMEX, S.A.B. de C.V. issued $1,000 million aggregate principal amount of its 5.450% Senior Secured Notes due 2029 (the “November 2029 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the November 2029 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2027 Dollar Notes. On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1,000 million aggregate principal amount of its 7.375% Senior Secured Notes due 2027 (the “June 2027 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

September 2030 Dollar Notes. On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1,000 million aggregate principal amount of its 5.200% Senior Secured Notes due 2030 (the “September 2030 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the September 2030 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

July 2031 Dollar Notes. On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 million aggregate principal amount of its 3.875% Senior Secured Notes due 2031 (the “July 2031 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK fully and unconditionally guarantee the performance of all of our obligations under the July 2031 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of July 2031 Dollar Notes.”

Convertible Notes

2020 Convertible Notes. CEMEX, S.A.B. de C.V. issued in March 2015 and May 2015 a total of $521 million aggregate principal amount of its 2020 Convertible Notes.

On March 13, 2020, CEMEX paid to the trustee of the 2020 Convertible Notes the amount of $521 million as full settlement. As a result, on March 15, 2020, the 2020 Convertible Notes matured without conversion, in accordance with the indentures governing such notes, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 17.2 to our audited consolidated financial statements included in the 2020 Annual Report.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM (the “IBM 2012 MPSA”). The IBM 2012 MPSA provides the framework for the ordinary course of business-related services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact-center services. The term of the IBM 2012 MPSA began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payment to IBM under the IBM 2012 MPSA is approximately $50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the IBM 2012 MPSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the IBM 2012 MPSA (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2012 MPSA.

On March 31, 2021, we signed an amendment to the IBM 2012 MPSA by which the finance and accounting services were removed from the scope of such agreement and, on the same date, we entered into a new Master Services Agreement with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA (the “IBM 2021 MSA”). The IBM 2021 MSA will end on March 31, 2026 unless terminated earlier. In comparison with the IBM 2012 MPSA, the IBM 2021 MSA includes provisions for automation, as well as provisions for increased consumption flexibility and a reassessment of service level requirements. As with the IBM 2012 MPSA, we may terminate the IBM 2021 MSA (or a portion of it) at our discretion and without cause at any time by providing at least six months’ notice to IBM and paying the corresponding termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the IBM 2021 MSA if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services. See note 19 to our audited consolidated financial statements included in the 2020 Annual Report.

As of March 31, 2021, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2020 and March 31, 2021, we had material contractual obligations as set forth in the table below.

	As of December 31, 2020	As of March 31, 2021
Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)
Non-current debt	9,328	433	1,483	2,512	4,757	9,185
Leases(1)	1,590	320	459	266	605	1,650

Total debt and other financial obligations(2)	10,918	753	1,942	2,778	5,362	10,835
Interest payments on debt(3)	2,755	390	718	603	941	2,652
Pension plans and other benefits(4)	1,457	153	288	290	722	1,453
Acquisition of property, plant and equipment(5)	109	93	1	–	–	94
Purchases of raw material, fuel and energy(6)	2,487	576	478	343	1,027	2,424

Total contractual obligations	17,726	1,965	3,427	4,014	8,052	17,458

(1)

Represent nominal cash flows. As of March 31, 2021, the net present value of future payments under such leases was $1,298 million, of which, $430 million refers to payments from one to three years and $229 million refer to payments from three to five years.

(2)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(3)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020 and March 31, 2021.

(4)

Represents estimated annual payments under these benefits for the next 10 years (see note 19 to our audited consolidated financial statements in the 2020 Annual Report), including the estimate of new retirees during such future years.

(5)	Refers mainly to the expansion of a cement-production line in the Philippines.

(6)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by CEMEX, S.A.B. de C.V.’s board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2020 and March 31, 2021, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 17.4 and 17.5 to our audited consolidated financial statements included in the 2020 Annual Report.

During the reported periods, in compliance with the guidelines established by our risk management committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 17.4 to our audited consolidated financial statements included in the 2020 Annual Report.

As of December 31, 2020 and March 31, 2021, the notional amounts and fair values of our derivative instruments were as follows:

(in millions of Dollars)	At December 31, 2020		At March 31, 2021		Maturity Date
	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value
Net investment hedge	741	(42)	778	(20)	September 2022
Equity forwards on third-party shares	27	3	–	–	March 2022
Interest Rate Swaps	1,334	(47)	1,325	(41)	November 2023
Fuel price hedging	128	5	108	24	December 2023
Call spread contracts	–	–	250	9	September 2022

	2,230	(81)	2,461	(28)

Since 2008, we significantly decreased our use of derivative instruments related to debt, thereby reducing the risk of cash margin calls.

Our Net Investment Hedge. As of December 31, 2020 and March 31, 2021, we hold Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 with a target notional of $1,250 million, where Mexican Pesos are sold and Dollars are bought forward with tenors of up to 24 months. During the first quarter of 2021 and as a result of the scheduled maturity of transactions, as well as the adjustments made to the program, the notional and the tenor of the program decreased. For accounting purposes under IFRS, we have designated this program as a hedge of our net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the three-month periods ended March 31, 2020 and 2021, these contracts generated gains of $182 million and $14 million, respectively, which partially offset currency translation results in each period recognized in equity generated from our net assets denominated in Mexican Pesos due to the depreciation of the Mexican Peso in the three-month periods ended March 31, 2020 and 2021. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Our Interest Rate Swaps. As of December 31, 2020 and March 31, 2021, we held interest rate swaps for a notional amount of $1,000 million, the fair value of which represented a liability of $44 million and $46 million, respectively. We negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates for a notional amount of $1,000 million. These contracts mature in June 2023. During September 2020, we amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 million recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the three-month periods ended March 31, 2020 and 2021, changes in fair value of these contracts generated losses of $33 million and gains of $6 million, respectively, recognized in other comprehensive income.

During October 2020, we negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020 and March 31, 2021, we held a notional amount of $334 million and $325 million, respectively, the fair value of which represented a liability of $3 million and an asset of $5 million, respectively. We designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the three-month period ended March 31, 2021, these contracts generated gains of $8 million recognized in other comprehensive income. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Our Equity Forward Contracts on Third-Party Shares. As of December 31, 2020, we maintained equity forward contracts in connection with the sale of our remaining GCC shares in September 2017. During January and February 2021, we early settled in full the equity forward contracts we maintained as of December 31, 2020 over the price of 4.7 million shares of GCC. Changes in the fair value of these instruments and early settlement effects generated, for the three-month period ended March 31, 2020 and 2021, losses of $33 million and gains of $2 million, respectively, recognized within “Financial income and other items, net” in the income statement. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Our Fuel Price Hedging Derivatives. As of December 31, 2020 and March 31, 2021, we maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily including diesel and gas, in several operations for aggregate notional amounts of $128 million and $108 million, respectively, with an estimated aggregate fair value representing assets of $5 million in 2020 and assets of $24 million in 2021. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2020 and 2021, changes in fair value of these contracts recognized in other comprehensive income represented losses of $28 million and gains of $19 million, respectively. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Our Call Spread Contracts. During March 2021, we entered into $250 million of Dollar/Mexican Peso call spread contracts to hedge foreign exchange risks in relation to Dollar denominated obligations expected to be settled using cash flows obtained in Mexican Pesos. We paid a net upfront premium of $10.8 million in connection with these contracts. We are not subject to margin calls under the call spreads, and the upfront premium represents the maximum potential net loss that we could incur in this position (not considering any potential losses resulting from counterparty risk). These contracts mature on September 20, 2022 but can be terminated earlier. We recognize these contracts at fair value through the statement of operations. Changes in the fair value of these instruments, for the three-month period ended March 31, 2021, generated losses of $2 million, recognized within “Financial income and other items, net” in the statement of operations. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Other Derivative Financial Instruments. As of March 31, 2020, in connection with the proceeds from the sale of certain assets in the United Kingdom, we negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186 million. We settled such derivatives on August 5, 2020. For the three-month period ended March 31, 2020, changes in the fair value of these instruments and their settlement generated gains of $6 million recognized within “Financial income and other items, net” in the statement of operations. See notes 5.2 and 17.4 to our audited consolidated financial statements included in the 2020 Annual Report.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. Likewise, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See note 17.4 and 17.5 to our audited consolidated financial statements included in the 2020 Annual Report.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of March 31, 2021. Average floating interest rates are calculated based on forward rates in the yield curve as of March 31, 2021. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of March 31, 2021 and is summarized as follows:

	Expected Maturity Dates as of March 31, 2021
Non-current Debt(1)	2021	2022	2023	2024	After 2025	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	$75	133	686	578	1,088	$2,560	$2,671
Average interest rate	3.87%	2.96%	4.08%	4.11%	4.14%%
Fixed rate	$323	45	61	779	5,358	$6,566	$6,898
Average interest rate	5.70%	5.46%	5.45%	2.81%	5.13%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of March 31, 2021 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of $446 million issued by consolidated entities. See note 18.2 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

As of March 31, 2021, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of March 31, 2020, 30% of our foreign currency-denominated non-current total debt including perpetuals and leases bore floating rates at a weighted average interest rate of LIBOR plus 270 basis points, taking into account the effect of the interest rate swap. As of March 31, 2021, 17% of our foreign currency-denominated non-current total debt including perpetuals and leases bore floating rates at a weighted average interest rate of LIBOR plus 296 basis points, taking into account the effect of the interest rate swap. As of March 31, 2020 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, our net income for the three-month periods ended March 31, 2020 and 2021 would have been reduced by $2 million and $5 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during the three-month periods ended March 31, 2020 and 2021. See note 15.3 to our unaudited condensed consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020 included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the three-month period ended March 31, 2021, 23% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 28% in the U.S., 6% in the United Kingdom, 6% in France, 2% in Germany, 2% in Spain, 3% in Philippines, 5% in Israel, 5% in the Rest of EMEAA, 3% in Colombia, 1% in Panama, 2% in Caribbean TCL, 2% in the Dominican Republic, 4% in the Rest of SCA&C and 8% from our Other operations.

As of March 31, 2021, 65% of our total debt plus other financial obligations was Dollar-denominated, 21% was Euro-denominated, 5% was Pound Sterling-denominated, 5% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include $446 million of Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of March 31, 2020 and 2021, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or a third party’s shares. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there was a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. As of December 31, 2020, we maintained equity forward contracts over the price of 4.7 million shares of GCC, in connection with our sale of GCC shares in September 2017. During January and February 2021, we early settled the contracts. As a result, we do not longer maintain any position in equity forward contracts over the price of GCC.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of March 31, 2021, we had $1,121 million available under the committed revolving credit tranche under the 2017 Facilities Agreement.

As of March 31, 2021, current liabilities, which included $1,339 million of current maturities of debt and other financial obligations, exceeded current assets by $710 million. For the three-month period ended March 31, 2021, we generated net cash flows provided by operating activities from continuing operations of $117 million, after payments of interest and income taxes. Our management believes that we will generate sufficient cash flows from operations in the following twelve months to meet our needs of cash. In addition, as of March 31, 2021, we had $1,121 million available under the committed revolving credit tranche under the 2017 Facilities Agreement and had $744 million available under other uncommitted lines of credit. We expect that this, in addition to our proven capacity to continually refinance and replace current obligations, will enable us to meet any liquidity risk in the short term.

As of March 31, 2020 and 2021, the potential requirement for additional margin calls under our different commitments was not significant.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The recent COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and see “Item 5— Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” in the 2020 Annual Report for more information on our liquidity position and on risks to our business mainly caused by the COVID-19 pandemic.

Investments and Acquisitions

The transactions described below represent our principal investments, acquisitions and divestitures completed during the three-month period ended March 31, 2021.

On February 16, 2021, we announced that we acquired Beck Readymix Concrete Co. LTD for an immaterial amount with the intent of expanding in the United States. Beck Readymix Concrete Co. LTD is a concrete business in San Antonio, Texas that includes three ready-mix concrete plants and one portable plant.

Divestitures

On March 31, 2021, we sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for an amount in Euros equivalent to $44 million. These assets are located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s operations in Lyon. We will retain our business in Lyon. For purposes of the income statements for the three-month periods ended March 31, 2021 and 2020 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the three-month periods ended March 31, 2021 and March 31, 2020 included herein.

OUR CORPORATE STRUCTURE AS OF MARCH 31, 2021

CEMEX, S.A.B. de C.V. is an operating and a holding company that primarily operates its business through subsidiaries which, in turn, hold interests in CEMEX’s cement, aggregates, ready-mix concrete and urbanization solutions operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of March 31, 2021. The chart also shows for each company, unless otherwise indicated, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest, or percentage of shares in certain subsidiaries that are part of the Collateral. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in most of the main countries in which CEMEX operates, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies.

CEMEX'S Corporate Structure

as of March 31, 2021

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (1)(4)
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)(2)
CxNetworks N.V. (Netherlands) 100% (3)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (5)(6)
CEMEX France Gestion (S.A.S.) (France) 100% (7)
RMC Holdings B.V. (Netherlands) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 100% (8)
CEMEX UK (United Kingdom) 100% (7)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials, LLC. (United States) 100%
CEMEX Investments Limited (United Kingdom) 100%
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100%
Solid Cement Corporation (Philippines) 100% (9)
APO Cement Corporation (Philippines) 100% (9)
Assiut Cement Company (Egypt) 95.8% (7)
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (7)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (7)
CEMEX España Operaciones, S.L.U. (Spain) 100% (7)
CEMEX Haití (Haiti) 90% (7)
CEMEX Polska sp. Z.o.o (Poland) 100% (7)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (7)
CEMEX Deutschland AG (Germany) 100% (7)
CEMEX Holdings Philippines, Inc. (Philippines) 77.84% (7)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (7)
Caribbean Cement Company Limited (Jamaica) 79.04% (17)
Arawak Cement Company Limited (Barbados) 100%
CEMEX Jamaica Limited (Jamaica) 100% (7)
CEMEX Latam Holdings, S.A. (Spain) 92.37% (7)(10)
Cemento Bayano, S.A. (Panama) 99.5% (12)
GUATEMALA (Guatemala) 100% (13)
CEMEX El Salvador, S.A. (El Salvador) 100% (11)
CEMEX Colombia S.A. (Colombia) 99.7% (14)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.2% (15)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (16)

(1)	Includes CEMEX’s direct or indirect, or consolidated, interest.
(2)	Includes 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(4)	Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(5)	Includes CEMEX Operaciones México, S.A. de C.V.’s (“COM”), Cemex Innovation Holding Ltd.’s (“CIH”) and CEMEX’s interest, as well as shares held in CEMEX España, S.A.’s (“CEMEX España”) treasury.
(6)	Includes 99.56% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(7)	Includes CEMEX España’s direct or indirect, or consolidated, interest.
(8)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the United Arab Emirates, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(9)	Represents CHP’s direct and indirect equity interest.
(10)	Represents outstanding shares of CLH’s capital stock and excludes treasury stock.
(11)	Represents CLH’s direct and indirect interest.
(12)	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
(13)

Represents CLH’s direct and indirect interest in four companies incorporated in Guatemala: CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(14)	Represents CLH’s direct and indirect interest in ordinary and preferred shares and includes shares held in CEMEX Colombia’s treasury.
(15)	Represents CEMEX Colombia’s indirect interest.
(16)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(17)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX’s indirect 4.96% interest held through other subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Income Statements

(Millions of U.S. Dollars, except for earnings per share)

		(unaudited)
		For the three-month periods ended March 31,
	Notes	2021	2020
Revenues		$3,411	3,076
Cost of sales		(2,302)	(2,112)

Gross profit		1,109	964
Operating expenses	5	(703)	(704)

Operating earnings before other expenses, net		406	260
Other income (expenses), net	6	570	(43)

Operating earnings		976	217
Financial expense	7.1	(244)	(170)
Financial income and other items, net	7.2	(20)	14
Share of profit of equity accounted investees		3	5

Earnings before income tax		715	66
Income tax	17.1	(75)	(50)

Net income from continuing operations		640	16
Discontinued operations	4.1	32	31

CONSOLIDATED NET INCOME		672	47
Non-controlling interest net income	18.2	7	5

CONTROLLING INTEREST NET INCOME		$665	42

Basic earnings per share		$0.0148	0.0009
Basic earnings per share from continuing operations		$0.0141	0.0003
Diluted earnings per share		$0.0148	0.0009
Diluted earnings per share from continuing operations		$0.0141	0.0002

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Millions of U.S. Dollars)

		(unaudited)
		For the three-month periods ended March 31,
	Note	2021	2020
CONSOLIDATED NET INCOME		$672	47

Items that will not be reclassified subsequently to the income statement
Effects from strategic equity investments		1	(1)

Total items that will not be reclassified subsequently to the income statement		1	(1)

Items that are or may be reclassified subsequently to the income statement
Effects from derivative financial instruments designated as cash flow hedges, net	15.3	33	(61)
Currency translation results of foreign subsidiaries, net		(78)	(511)
Income tax recognized directly in other comprehensive income (loss)		(8)	(41)

Total items that are or may be reclassified subsequently to the income statement		(53)	(613)

Total items of other comprehensive loss for the period, net		(52)	(614)

TOTAL COMPREHENSIVE INCOME (LOSS)		620	(567)
Non-controlling interest comprehensive income (loss)		12	(112)

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$608	(455)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

		(unaudited)
	Note	As of March 31, 2021	As of December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$1,309	950
Trade accounts receivable	9	1,632	1,533
Other accounts receivable		406	477
Inventories	10	1,074	971
Assets held for sale	4.1	156	187
Other current assets	11	131	117

Total current assets		4,708	4,235

NON-CURRENT ASSETS
Equity accounted investees	12	491	510
Other investments and non-current accounts receivable		258	275
Property, machinery and equipment, net and assets for the right-of-use, net	13	11,161	11,413
Goodwill and intangible assets, net	14	10,209	10,252
Deferred income tax assets		735	740

Total non-current assets		22,854	23,190

TOTAL ASSETS		$27,562	27,425

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	15.1	$510	179
Other financial obligations	15.2	829	879
Trade payables		2,485	2,571
Income tax payable		422	445
Other current liabilities	16	1,166	1,272
Liabilities directly related to assets held for sale	4.1	6	6

Total current liabilities		5,418	5,352

NON-CURRENT LIABILITIES
Non-current debt	15.1	8,693	9,160
Other financial obligations	15.2	927	967
Employee benefits		1,294	1,339
Deferred income tax liabilities		660	658
Other non-current liabilities		996	997

Total non-current liabilities		12,570	13,121

TOTAL LIABILITIES		17,988	18,473

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	18.1	7,893	7,893
Other equity reserves		(2,508)	(2,453)
Retained earnings		3,300	2,635

Total controlling interest		8,685	8,075
Non-controlling interest and perpetual debentures	18.2	889	877

TOTAL STOCKHOLDERS’ EQUITY		9,574	8,952

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$27,562	27,425

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

		(unaudited)
		For the three-month periods ended March 31,
	Note	2021	2020
OPERATING ACTIVITIES
Consolidated net income		$672	47
Discontinued operations		32	31

Net income from continuing operations		640	16
Adjustments for:
Income from the sale of emissions allowances	6	(600)	—
Depreciation and amortization of assets	5	278	273
Impairment losses	6	10	—
Share of profit of equity accounted investees		(3)	(5)
Other income (expense)		(3)	—
Financial income and other items, net		264	156
Income taxes	17	75	50
Changes in working capital, excluding income tax		(325)	(348)

Cash flows provided by operating activities from continuing operations		336	142

Financial expense and coupons on perpetual debentures paid	18.2	(173)	(154)
Income taxes paid		(46)	(39)

Net cash flows provided by (used in) operating activities from continuing operations		117	(51)
Net cash flows provided by operating activities from discontinued operations		3	12

Net cash flows provided by (used in) operating activities		120	(39)

INVESTING ACTIVITIES
Property, machinery and equipment, net	13	(122)	(126)
Disposal and acquisition of subsidiaries and other disposal groups, net		27	441
Proceeds from the sale of emissions allowances	6	600	—
Intangible assets		(13)	(17)
Non-current assets and others, net		(5)	38

Net cash flows provided by investing activities from continuing operations		487	336

FINANCING ACTIVITIES
Derivative financial instruments	15.3	5	(50)
Proceeds from new debt instruments		1,750	1,657
Debt repayments		(1,868)	(539)
Other financial obligations, net		(74)	(587)
Shares repurchase program		—	(83)
Securitization of trade receivables	9	(39)	(15)
Non-current liabilities, net		(36)	(46)

Net cash flows (used in) provided by financing activities from continuing operations		(262)	337

Increase in cash and cash equivalents of continuing operations		342	622
Increase in cash and cash equivalents of discontinued operations		3	12
Cash conversion effect, net		14	(35)
Cash and cash equivalents at beginning of period		950	788

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$1,309	1,387

Changes in working capital, excluding income taxes:
Trade receivables		$(124)	(119)
Other accounts receivable and other assets		20	(21)
Inventories		(123)	(41)
Trade payables		(28)	(169)
Other accounts payable and accrued expenses		(70)	2

Changes in working capital, excluding income taxes		$(325)	(348)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

As of March 31, 2021 and 2020 (unaudited)

(Millions of U.S. Dollars)

	Notes	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balances as of December 31, 2019		$318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net income for the period		—	—	—	42	42	5	47
Other comprehensive loss for the period		—	—	(497)	—	(497)	(117)	(614)

Total comprehensive income (loss) for the period		—	—	(497)	42	(455)	(112)	(567)
Own shares purchased under share repurchase program	18.1	—	(50)	(33)	—	(83)	—	(83)
Share-based compensation		—	4	4	—	8	—	8
Coupons paid on perpetual debentures	18.2	—	—	(7)	—	(7)	—	(7)

Balances as of March 31, 2020		$318	10,060	(3,257)	1,663	8,784	1,391	10,175

Balances as of December 31, 2020		$318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		—	—	—	665	665	7	672
Other comprehensive loss for the period		—	—	(57)	—	(57)	5	(52)

Total comprehensive income (loss) for the period		—	—	(57)	665	608	12	620
Share-based compensation		—	—	7	—	7	—	7
Coupons paid on perpetual debentures	18.2	—	—	(5)	—	(5)	—	(5)

Balances as of March 31, 2021		$318	7,575	(2,508)	3,300	8,685	889	9,574

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials, urbanization solutions and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

As of March 31, 2021, the Coronavirus SARS-CoV-2 that produces the disease called COVID-19, declared pandemic by the World Health Organization on March 11, 2020 (the “COVID-19 Pandemic”), initiated its second year of affectations. During the first quarter of 2021, the containment measures enacted and implemented by local governments in the countries in which the Company operates were not significant as compared mostly to the last two weeks of the same period of the previous year in which several countries started to apply lockdown measures during the month of March 2020, many of which remained in effect during significant portions of the second quarter 2020 and thereafter. Although the Company observed certain negative effects related to weather and/or newly imposed lockdown measures in areas of Europe, the Philippines and Panama, substantially all other countries and regions in which the Company operates experienced strong performance during the three-month period ended March 31, 2021 as compared to the same period of the previous year. To a lesser extent as compared to 2020, during the first quarter of 2021, as previously mentioned, CEMEX experienced certain negative effects related to the COVID-19 Pandemic, in particular in connection with: (i) the closing of several corporate offices and certain production slowdowns or disruptions in the delivery systems; (ii) disruptions or delays in the supply chains; as well as (iii) slow recovery of the economic activity in certain areas or regions in which the Company operates.

From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has maintained strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX’s operations were affected to different degrees by lockdowns in 2020 mostly during the second quarter. During the three-month periods ended March 31, 2021 and 2020, with the exemption of certain lockdowns, CEMEX’s operations were running normally.

The implications of the COVID-19 Pandemic negatively affected CEMEX’s financial situation and results of operations, mostly during the last two weeks of March and portions of the second quarter of 2020. During the three-month period ended March 31, 2021, consolidated revenues increased by 11% against the same period of the previous year, generated by higher volumes in most of the Company’s regions, as well as higher prices in certain markets in local currency terms, which offset reductions in volumes in certain areas of Europe, the Philippines and Panama due to reinstated lockdown measures. Cost of sales increased 9% during the first quarter of 2021 as compared to the same period of the previous year, while operating expenses remained flat during the same periods, mainly as a result of CEMEX’s cost reduction programs implemented beginning the COVID-19 Pandemic. As a result, during the first quarter of 2021, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) increased by 28% as compared to the same period of the previous year (note 4.2).

The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates, and also to a degree, how much of the world’s population is willing to receive the vaccines. As of March 31, 2021, significant advances in anti-COVID-19 vaccination have been observed in key markets of CEMEX such as the United States, the United Kingdom and certain areas of Central and Western Europe, along with the ease of restrictive measures, which have contributed to the recovery of the economic activity.

As a result of the negative effects of the COVID-19 Pandemic and the lack of visibility thereof, during the third quarter of 2020, CEMEX recognized aggregate non-cash impairment charges of $1,520, related to idle fixed assets, related operating permits and goodwill. As of March 31, 2021, although most countries have performed better, the Company continues to monitor the significant negative effects that could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 9); (ii) impairment of long-lived assets including goodwill; (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

COVID-19: International Pandemic – continued

CEMEX dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic in 2020, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $3,478, of which, as of March 31, 2021 an aggregate of $3,431 had been repaid. In addition, CEMEX, S.A.B. de C.V. announced that it suspended its share repurchase program for the remainder of 2020 on April 8, 2020 and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of March 31, 2021, CEMEX had $1,121 available on its committed revolving line of credit (note 15.1).

In other measures, beginning on April 8, 2020 and for the rest of 2020 all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended, and from April 8, 2020 and for the rest of 2020 and 2021: a) operating expenses have been incurred strictly according to the Company’s markets evolution and demand; b) the Company has produced, to the extent permitted by quarantine measures, only the volume of products that markets demand; and c) all corporate and global network activities not related to managing the COVID-19 Pandemic and basic operations were suspended.

3)	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended December 31, 2020.

The accompanying condensed consolidated statement of financial position as of March 31, 2021, as well as the related condensed consolidated income statements, the condensed consolidated statements of comprehensive income (loss), the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity for the three-month periods ended March 31, 2021 and 2020 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

The accounting policies that were applied to these condensed consolidated financial statements of March 31, 2021, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2020, considering as subsequently described in this note.

Definition of terms

When reference is made to U.S. dollars or “$” it means dollars of the United States of America (“United States”). The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

Newly issued IFRS adopted in the reported periods

Other new standards, interpretations and standard amendments adopted as of January 1, 2021, as correspond, which did not result in any material impact on CEMEX results or financial position, and which are summarized as follows:

Standard	Main topic
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2	The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

3.2)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Translation of foreign currency financial statements – continued

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of March 31, 2021 and 2020 and December 31, 2020, were as follows:

	As of March 31, 2021		As of December 31, 2020	As of March 31, 2020
Currency	Closing	Average	Closing	Average
Mexican Peso	20.4300	20.6300	19.8900	20.7200
Euro	0.8525	0.8330	0.8183	0.9076
British Pound Sterling	0.7256	0.7226	0.7313	0.7819
Colombian Peso	3,737	3,640	3,433	3,672
Philippine Peso	48.5300	48.4000	48.0230	50.8270

3.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment by management is required to appropriately measure these items, especially in periods of uncertainty such as that resulting from the COVID-19 Pandemic.

3.4)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in CEMEX’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – Cost of Fulfilling a Contract	Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.	January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use	Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.	January 1, 2022

Annual improvements to IFRS (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the‘10 per cent’ Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.	January 1, 2022

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

IFRS 17, Insurance contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

Amendments to IAS 8 – Definition of Accounting Estimates	The amendment makes a distinction between how an entity should present and disclose distinct types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.	January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies	The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2 Making Materiality Judgements to accounting policy disclosures.	January 1, 2023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

4)	DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND LINE OF BUSINESS

4.1)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 31, 2021, CEMEX closed the sale of 24 concrete plants and one aggregates quarry in France to LafargeHolcim for $44. These assets are located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s operations in Lyon. CEMEX will retain its business in Lyon. CEMEX’s operations of these assets in France for the three-month periods ended March 31, 2021 and 2020 are reported in the Income Statements net of income tax in the single line item “Discontinued operations.”

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for $230, including $30 of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. For purposes of the Income Statement for the three-month period ended March 31, 2020 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations,” including an allocation of goodwill of $47.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for $665. The share of proceeds to CEMEX from this transaction was $499 before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s income statement for the three-month period ended March 31, 2020 present the operations related to this segment from January 1 to March 6, 2020, net of income tax in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX entered a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s (i) cement plant in Buñol, Spain, and (ii) global white cement business, except in Mexico and the U.S., for an initial price of $180. CEMEX currently expects to close this divestment by the end of the second quarter of 2021. As of March 31, 2021 and 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets held for sale” and “liabilities directly related to assets held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the three-month periods ended March 31, 2021 and 2020 are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations in: : a) the Southeast of France for the three-month periods ended March 31, 2021 and 2020; b) the United Kingdom for the period from January 1 to March 31, 2020; c) the United States related to Kosmos for the period from January 1 to March 6, 2020; and d) Spain for the three-month periods ended March 31, 2021 and 2020:

	2021	2020
Revenues	$23	97
Cost of sales and operating expenses	(22)	(90)
Other income (expenses), net	(1)	—
Financial expenses, net	—	6

Result of discontinued operations	—	13
Disposal result and reclassification of currency translation effects	32	18

Net result of discontinued operations	$32	31

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

4.2)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis.

For the reported periods, the Company’s operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia (“EMEAA”) and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated income statements by reportable segment for the three-month periods ended March 31, 2021 and 2020, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

For the three-month period ended March 31, 2021	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other income (expenses), net	Financial expense	Financial income and other items, net
Mexico	$822	(35)	787	299	39	260	(13)	(7)	12
United States	1,013	—	1,013	196	109	87	(1)	(12)	(6)
EMEAA
United Kingdom	217	—	217	24	17	7	—	(2)	(3)
France	217	—	217	24	13	11	—	(3)	—
Germany	86	(9)	77	1	7	(6)	—	—	(1)
Spain	81	(7)	74	(3)	10	(13)	—	(1)	4
Philippines [1]	107	—	107	30	11	19	—	—	(1)
Israel	192	—	192	26	7	19	—	(1)	1
Rest of EMEAA	195	(2)	193	12	18	(6)	(5)	(1)	1
SCA&C [2]
Colombia	110	—	110	22	7	15	(2)	(2)	(7)
Panama	29	(5)	24	9	5	4	—	—	—
Caribbean TCL [3]	73	(2)	71	19	5	14	—	(1)	(2)
Dominican Republic	75	(3)	72	36	2	34	—	—	(2)
Rest of SCA&C	146	(7)	139	37	4	33	(1)	(1)	2
Others	286	(168)	118	(48)	24	(72)	592	(213)	(18)

Continuing operations	3,649	(238)	3,411	684	278	406	570	(244)	(20)
Discontinued operations	23	—	23	3	2	1	—	—	—

Total	$3,672	(238)	3,434	687	280	407	570	(244)	(20)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Selected financial information by reportable segments and line of business – continued

For the three-month period ended March 31, 2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other income (expenses), net	Financial expense	Financial income and other items, net
Mexico	$685	(35)	650	233	37	196	(5)	(8)	21
United States	965	—	965	163	108	55	3	(14)	(5)
EMEAA
United Kingdom	173	—	173	11	16	(5)	(1)	(3)	(3)
France	174	—	174	13	11	2	—	(3)	—
Germany	92	(8)	84	1	6	(5)	—	(1)	(1)
Spain	73	(7)	66	1	11	(10)	(1)	(1)	1
Philippines [1]	111	—	111	31	11	20	—	—	(1)
Israel	173	—	173	24	7	17	—	(1)	—
Rest of EMEAA	205	(2)	203	23	17	6	(2)	(1)	6
SCA&C [2]
Colombia	102	—	102	16	6	10	(1)	(1)	(42)
Panama	35	(2)	33	10	4	6	—	—	—
Caribbean TCL [3]	61	(2)	59	13	5	8	—	(1)	(2)
Dominican Republic	58	(4)	54	23	2	21	—	—	1
Rest of SCA&C	123	(4)	119	28	5	23	—	(1)	2
Others	232	(122)	110	(57)	27	(84)	(36)	(135)	37

Continuing operations	3,262	(186)	3,076	533	273	260	(43)	(170)	14
Discontinued operations	97	—	97	12	4	8	(1)	—	—

Total	$3,359	(186)	3,173	545	277	268	(44)	(170)	14

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine company whose shares trade on the Philippines Stock Exchange. As of March 31, 2021 and 2020, there is a non-controlling interest in CHP of 22.16% and 24.07%, respectively (note 18.2).

2

CEMEX Latam Holdings, S.A. (“CLH”), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. As of March 31, 2021 and 2020, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, excluding shares held in CLH’s treasury (note 18.2).

3	TCL’s shares trade on the Trinidad and Tobago Stock Exchange. As of March 31, 2021 and 2020, there is a non-controlling interest in TCL of 30.17% of its ordinary shares.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

As of March 31, 2021 and December 31, 2020 selected information of condensed consolidated statement of financial position by reportable segment was as follows:

As of March 31, 2021	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,575	3,575	1,334	2,241	22
United States	145	12,382	12,527	2,406	10,121	36
EMEAA
United Kingdom	6	1,553	1,559	1,364	195	18
France	43	1,000	1,043	566	477	4
Germany	4	419	423	334	89	4
Spain	—	1,000	1,000	227	773	3
Philippines	—	781	781	149	632	34
Israel	—	632	632	400	232	5
Rest of EMEAA	9	1,194	1,203	384	819	14
SCA&C
Colombia	—	919	919	465	454	3
Panama	—	290	290	78	212	1
Caribbean TCL	—	506	506	254	252	2
Dominican Republic	—	171	171	72	99	—
Rest of SCA&C	—	334	334	154	180	2
Others	284	2,159	2,443	9,795	(7,352)	2

Total	491	26,915	27,406	17,982	9,424	150
Assets held for sale and directly related liabilities	—	156	156	6	150	—

Total consolidated	$491	27,071	27,562	17,988	9,574	150

As of December 31, 2020	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$—	3,837	3,837	1,523	2,314	144
United States	146	12,296	12,442	2,490	9,952	284
EMEAA
United Kingdom	6	1,507	1,513	1,368	145	55
France	53	999	1,052	585	467	62
Germany	4	412	416	357	59	24
Spain	—	1,023	1,023	230	793	22
Philippines	—	761	761	158	603	82
Israel	—	769	769	507	262	28
Rest of EMEAA	9	1,172	1,181	417	764	51
SCA&C
Colombia	—	1,105	1,105	514	591	14
Panama	—	295	295	78	217	3
Caribbean TCL	—	493	493	258	235	16
Dominican Republic	—	158	158	66	92	2
Rest of SCA&C	—	333	333	162	171	7
Others	292	1,568	1,860	9,754	(7,894)	1

Total	510	26,728	27,238	18,467	8,771	795
Assets held for sale and directly related liabilities	—	187	187	6	181	—

Total consolidated	$510	26,915	27,425	18,473	8,952	795

1

As of March 31, 2021 and as of December 31, 2020, the column “Additions to fixed assets” includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $150 and $795, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

As mentioned in note 1, CEMEX’s main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. Commencing January 1, 2021, CEMEX’s formal lines of business incorporated “Urbanization Solutions” formerly presented within “Others”. The Urbanization Solutions line of business refers to any offer of urban services and solutions not related to cement, ready-mix concrete or aggregates that complements the Company’s catalog of products, services and solutions.

Selected information of the consolidated income statements by line of business and reportable segment for the three-month periods ended March 31, 2021 and 2020, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

2021	Cement	Concrete	Aggregates	Urban solutions	Others	Eliminations	Revenues
Mexico	$567	166	46	199	3	(194)	787
United States	403	576	238	131	3	(338)	1,013
EMEAA
United Kingdom	58	76	90	46	13	(66)	217
France	—	173	104	—	—	(60)	217
Germany	38	35	12	8	9	(25)	77
Spain	59	23	7	5	—	(20)	74
Philippines	107	—	—	1	—	(1)	107
Israel	—	159	45	23	7	(42)	192
Rest of EMEAA	135	72	12	3	4	(33)	193
SCA&C
Colombia	79	33	9	18	—	(29)	110
Panama	25	4	1	1	—	(7)	24
Caribbean TCL	70	2	2	2	—	(5)	71
Dominican Republic	61	3	—	11	1	(4)	72
Rest of SCA&C	130	10	3	6	—	(10)	139
Others	—	—	—	—	287	(169)	118

Continuing operations	1,732	1,332	569	454	327	(1,003)	3,411
Discontinued operations	14	9	—	—	—	—	23

Total	$1,746	1,341	569	454	327	(1,003)	3,434

2020	Cement	Concrete	Aggregates	Urban solutions	Others	Eliminations	Revenues
Mexico	$472	185	46	135	4	(192)	650
United States	374	561	237	120	3	(330)	965
Europe
United Kingdom	51	69	76	42	16	(81)	173
France	—	138	79	—	—	(43)	174
Germany	42	38	12	7	24	(39)	84
Spain	53	20	5	4	1	(17)	66
Philippines	111	—	—	1	—	(1)	111
Israel	—	145	45	18	9	(44)	173
Rest of EMEAA	142	76	13	3	3	(34)	203
SCA&C
Colombia	73	32	9	16	—	(28)	102
Panama	27	8	3	2	—	(7)	33
Caribbean TCL	59	2	1	4	—	(7)	59
Dominican Republic	45	5	2	8	1	(7)	54
Rest of SCA&C	109	10	3	6	1	(10)	119
Others	—	—	—	—	234	(124)	110

Continuing operations	1,558	1,289	531	366	296	(964)	3,076
Discontinued operations	31	14	27	—	26	(1)	97

Total	$1,589	1,303	558	366	322	(965)	3,173

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

5)	OPERATING EXPENSES

Consolidated operating expenses for the three-month periods ended March 31, 2021 and 2020, by function are as follows:

	2021	2020
Administrative expenses [1]	$240	259
Selling expenses	81	85
Distribution and logistics expenses	382	360

	$703	704

[1]

All significant R&D activities are executed by several internal areas as part of their daily activities. For the three-month periods ended March 31, 2021 and 2020, total combined expenses of these departments recognized within administrative expenses were $7 and $8, respectively, for each of the three-month periods.

Depreciation and amortization for the three-month periods ended March 31, 2021 and 2020 are detailed as follows:

	2021	2020
Included in cost of sales	$226	225
Included in administrative, selling and distribution and logistics expenses	52	48

	$278	273

6)	OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the three-month periods ended March 31, 2021 and 2020, consisted of the following:

	2021	2020
Results from the sale of assets and others, net [1]	$586	(38)
Incremental costs and expenses associated with the COVID-19 Pandemic [2]	—	(1)
Restructuring costs	(6)	(4)
Impairment losses	(10)	—

	$570	(43)

[1]	Includes revenues of $600 related to the sale of CO2 emissions allowances in Europe as described below.
[2]

Refers to expenses associated with the maintenance of sanitary and containment measures that began in March 2020 as a result of the COVID-19 Pandemic, as well as incremental costs associated with certain operational disruptions related to such pandemic.

In connection with the CO2 emission allowances in the EU (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), considering: a) the Company’s estimates of being ahead of its 35% reduction goals in CO2 emissions by year 2030 versus its 1990 baseline across all of CEMEX’s cement plants in Europe; b) the expected delivery of net-zero CO2 concrete for all products and geographies by year 2050; as well as c) the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, during March 2021, in different transactions, CEMEX sold 12.3 million Allowances for €509 ($600) that the Company had accrued as of the end of the Phase III of compliance under the EU ETS, which finalized on December 31, 2020. As of the date of issuance of these financial statements, CEMEX believes it still retains sufficient Allowances to cover the requirements of its operations in Europe until at least the end of 2025 under the Phase IV of the EU ETS, which commenced on January 1, 2021 and will finalize on December 31, 2030. As previously mentioned, CEMEX considers this transaction will improve its ability to further address the investments required to achieve its reductions goals, which include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of ground breaking hydrogen technology in all CEMEX’s European kilns. CEMEX is also working closely with alliances to develop industrial scale technologies towards its goal of a net zero carbon future.

7)	FINANCIAL EXPENSE, FINANCIAL INCOME AND OTHER ITEMS, NET

7.1)	FINANCIAL EXPENSE

Consolidated financial expense for the three-month periods ended March 31, 2021 and 2020 of $244 and $170, respectively, includes $18 in 2021 and $19 in 2020, of financial expense arising from financial liabilities related to lease agreements. The increase in the consolidated financial expense was primarily attributable to premium payments in connection with the redemption of CEMEX’s April 2026 Notes and January 2025 Notes (note 15.1).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

7.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

Financial income and other items, net for the three-month periods ended March 31, 2021 and 2020, are detailed as follows:

	2021	2020
Financial income	$3	5
Effects of amortized cost on assets and liabilities and others, net	(16)	(15)
Foreign exchange results	(7)	51
Results from financial instruments, net (note 15.3)	—	(27)

	$(20)	14

8)	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of March 31, 2021 and December 31, 2020, consisted of:

	March 31, 2021	December 31, 2020
Cash and bank accounts	$799	501
Fixed-income securities and other cash equivalents	510	449

	$1,309	950

Based on net settlement agreements, as of March 31, 2021 and December 31, 2020 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for $21 and $32, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

9)	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of March 31, 2021 and December 31, 2020, consisted of:

	March 31, 2021	December 31, 2020
Trade accounts receivable	$1,750	1,654
Allowances for expected credit losses	(118)	(121)

	$1,632	1,533

As of March 31, 2021 and December 31, 2020, the balances of this caption include trade accounts receivable of $710 and $677, respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the trade accounts receivable sold and maintained as a liability amounted to $546 as of March 31, 2021 and $586 as of December 31, 2020. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $2 and $5 for the three-month periods ended March 31, 2021 and 2020, respectively.

10)	INVENTORIES

Consolidated balances of inventories as of March 31, 2021 and December 31, 2020 are summarized as follows:

	March 31, 2021	December 31, 2020
Finished goods	$331	309
Work-in-process	286	271
Raw materials	216	192
Materials and spare parts	191	164
Inventory in transit	50	35

	$1,074	971

11)	OTHER CURRENT ASSETS

As of March 31, 2021 and December 31, 2020, other current assets are mainly comprised of advance payments to vendors.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

12)	EQUITY ACCOUNTED INVESTEES

As of March 31, 2021 and December 31, 2020, the investments in common shares of associates are as follows:

	Activity	Country	%	March 31, 2021	December 31, 2020
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$236	244
Concrete Supply Co. LLC	Concrete	United States	40.0	82	81
Lehigh White Cement Company	Cement	United States	36.8	63	62
Société d’Exploitation de Carrières	Aggregates	France	50.0	21	21
Société Méridionale de Carrières	Aggregates	France	33.3	14	14
Other companies	—	—	—	75	88

				$491	510

Out of which:
Book value at acquisition date				$303	311
Changes in stockholders’ equity				$188	199

13)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

13.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of March 31, 2021 and December 31, 2020, consolidated property, machinery and equipment, net consisted of:

	March 31, 2021	December 31, 2020
Land and mineral reserves	$4,677	4,741
Buildings	2,349	2,438
Machinery and equipment	11,722	11,929
Construction in progress	1,181	1,188
Accumulated depreciation and depletion	(9,946)	(10,126)

	$9,983	10,170

13.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of March 31, 2021 and December 31, 2020, consolidated assets for the right-of-use, net were related to:

	March 31, 2021	December 31, 2020
Land and mineral reserves	$403	409
Buildings	471	457
Machinery and equipment	1,448	1,502
Others	20	21
Accumulated depreciation	(1,164)	(1,146)

	$1,178	1,243

14)	GOODWILL AND INTANGIBLE ASSETS, NET

As of March 31, 2021 and December 31, 2020, consolidated goodwill and intangible assets are summarized as follows:

	March 31, 2021			December 31, 2020
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	$8,472	—	8,472	$8,506	—	8,506
Intangible assets of definite useful life:
Extraction rights	1,746	(397)	1,349	1,774	(416)	1,358
Industrial property and trademarks	43	(19)	24	44	(20)	24
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	50	(6)	44	49	(6)	43
Others intangible assets	993	(673)	320	1,034	(713)	321

	$11,500	(1,291)	10,209	$11,603	(1,351)	10,252

For the three-month periods ended March 31, 2021 and 2020, the amortization of intangible assets of definite useful life was $32 and $33, respectively and were recognized within operating costs and expenses.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

15)	FINANCIAL INSTRUMENTS

15.1)	CURRENT AND NON-CURRENT DEBT

Consolidated debt by interest rates, currencies and type of instrument are summarized as follows:

	March 31, 2021			December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Floating rate debt	$176	2,450	2,626	$172	2,538	2,710
Fixed rate debt	334	6,243	6,577	7	6,622	6,629

	$510	8,693	9,203	$179	9,160	9,339

Effective rate [1]
Floating rate	3.1%	4.1%		3.1%	4.0%
Fixed rate	5.7%	4.8%		4.7%	5.6%

	March 31, 2021				December 31, 2020
Currency	Current	Non-current	Total	Effective rate [1]	Current	Non-current	Total	Effective rate [1]
Dollars	$333	5,769	6,102	4.9%	$6	6,089	6,095	5.8%
Euros	69	1,994	2,063	2.7%	73	2,078	2,151	2.7%
Pounds	63	300	363	2.5%	55	329	384	2.5%
Philippine pesos	3	207	210	4.2%	3	220	223	4.1%
Mexican pesos	—	325	325	6.4%	—	334	334	6.8%
Other currencies	42	98	140	4.8%	42	110	152	4.9%

	$510	8,693	9,203		$179	9,160	9,339

[1]	Represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

March 31, 2021	Current	Non-current	December 31, 2020	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2021 to 2024	$64	346	Loans in foreign countries, 2021 to 2024	$ 67	371
Syndicated loans, 2021 to 2025	—	2,325	Syndicated loans, 2021 to 2025	—	2,383

	64	2,671		67	2,754

Notes payable			Notes payable
Medium-term notes, 2024 to 2031	6	6,272	Medium-term notes, 2024 to 2030	—	6,327
Other notes payable, 2021 to 2027	7	183	Other notes payable, 2021 to 2027	7	184

	13	6,455		7	6,511

Total bank loans and notes payable	77	9,126	Total bank loans and notes payable	74	9,265
Current maturities	433	(433)	Current maturities	105	(105)

	$510	8,693		$ 179	9,160

As of March 31, 2021 and December 31, 2020, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for $59 and $66, respectively, reduce the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments under the amortized cost method.

The maturities of consolidated non-current debt as of March 31, 2021, are as follows:

	Bank loans	Notes payable	Total [1]
2022	$139	4	143
2023	741	6	747
2024	592	765	1,357
2025	1,088	157	1,245
2026 and thereafter	—	5,201	5,201

	$2,560	6,133	8,693

[1]	The amounts in the table do not include the current portion of the non-current debt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Current and non-current debt – continued

As of March 31, 2021 and December 31, 2020, CEMEX’s bank loans included the balances under CEMEX’s facilities agreement entered on July 19, 2017, as amended and restated several times as described below (the “2017 Facilities Agreement”) for $2,356 and $2,420, respectively. The 2017 Facilities Agreement is multi-currency and includes a committed revolving credit facility of $1,121 as of March 31, 2021 and $1,121 as of December 31, 2020.

Changes in consolidated debt for the three-month period ended March 31, 2021 and for the year ended December 31, 2020 were as follows:

	March 31, 2021	December 31, 2020
Debt at beginning of period	$9,339	9,365
Proceeds from new debt instruments	1,750	4,210
Debt repayments	(1,868)	(4,572)
Foreign currency translation and accretion effects	(18)	336

Debt at end of period	$9,203	9,339

Relevant events and transactions during 2021

•

On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 of Senior Secured Notes due on July 11, 2031 denominated in Dollars, which bear interest semi-annually at an annual rate of 3.875% (the “July 2031 Notes”). The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. The July 2031 Notes share the same guaranties granted to the lenders under the 2017 Facilities Agreement and other secured obligations.

•

On January 13, 2021, the Parent Company notified the full redemption for $1,000 of its April 2026 Notes, which bore interest semi-annually at an annual rate of 7.75%. Moreover, on the same date, the Parent Company also notified the partial redemption of $750 of its January 2025 Notes, which bore interest semi-annually at an annual rate of 5.70%, out of the $1,071 that was in circulation. The full redemption of the April 2026 Notes and the partial redemption of the January 2025 Notes was concluded on February 16, 2021.

•	On March 22, 2021, CEMEX, S.A.B. de C.V. notified the redemption of the reminder outstanding balance of its January 2025 Dollar Notes denominated in Dollars for an amount of $321 (note 21).

2017 Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Facilities Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX. After the amendments to the 2017 Facilities Agreement mentioned below that became effective on October 13, 2020, all tranches under the 2017 Facilities Agreement amortize in five equal payments beginning in July 2021 and ending in July 2025, except for: (i) a tranche for the Mexican Peso equivalent of $313 amortizing in four equal payments beginning in July 2023 and ending in July 2025; and (ii) the commitments under the revolving credit which mature in July 2023.

All tranches under the 2017 Facilities Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR and TIIE, as applicable, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, as follows:

Consolidated leverage ratio	LIBOR / EURIBOR Applicable margin [1]	TIIE Applicable margin [1]
> = 6.00x	475 bps	425 bps
< 6.00x > = 5.50x	425 bps	375 bps
< 5.50x > = 5.00x	375 bps	325 bps
< 5.00x > = 4.50x	300 bps	250 bps
< 4.50x > = 4.00x	250 bps	210 bps
< 4.00x > = 3.50x	212.5 bps	180 bps
< 3.50x > = 3.00x	175 bps	150 bps
< 3.00x > = 2.50x	150 bps	125 bps
< 2.50x	125 bps	100 bps

[1]

LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. TIIE refers to the Tasa de Interés Interbancaria de Equilibrio, variable rate used for debt denominated in Mexican Pesos. As of March 31, 2021 and December 31, 2020, 3-Month LIBOR rate was 0.19425% and 0.23838%, respectively, meanwhile 3-Month EURIBOR rate was –0.538% and -0.545%, respectively. As of March 31, 2021 and December 31, 2020, 28-day TIIE rate was 4.2875% and 4.4805%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

2017 Facilities Agreement – continued

As part of the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated: a) the extension of $1.1 billion of maturities by three years, from 2022 to 2025 and $1.1 billion (including the extension of December 17, 2020 mentioned below) of commitments under the revolving credit facility by one year from 2022 to 2023; b) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product, power consumption from green energy in cement and improvements in quarry rehabilitation and water management, among other metrics; c) redenominating $313 of previous Dollar debt under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, and $82 to Euros; d) amending the consolidated leverage ratio, as described below in the financial covenants section; and e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions. On December 17, 2020, $136 of debt under the 2017 Facilities Agreement were further extended, of which, $43 mature in 2023 and $93 mature in 2025 in line with the October 13, 2020 amendment process.

As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Facilities Agreement. CEMEX also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less.

As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to $100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year.

The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral.

During the year 2020, under the 2017 Facilities Agreement, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to several negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange.

As of March 31, 2021 and December 31, 2020, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Financial Covenants

The 2017 Facilities Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”).

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. After the October 13, 2020 amendments, the Coverage Ratio should be equal or greater than 1.75 times for each reference period ending on December 31, 2020 through March 31, 2021; equal or greater than 2.25 times for each reference period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each reference period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage Ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

As of March 31, 2021 and December 31, 2020, under the 2017 Facilities Agreement, the main consolidated financial ratios were as follows:

Consolidated financial ratios [1]
		March 31, 2021	December 31, 2020
Leverage ratio	Limit Calculation	<= 6.25 3.61	<= 6.25 4.07

Coverage ratio	Limit Calculation	>= 1.75 4.10	>= 1.75 3.82

1	Refers to the compliance limits and calculations that were effective on such dates.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Facilities Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. That scenario would have a material adverse effect on CEMEX’s operating results, liquidity or financial position.

15.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the condensed consolidated statement of financial position are detailed as follows:

	March 31, 2021			December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
I. Lease liabilities	$283	927	1,210	$293	967	1,260
II. Liabilities secured with accounts receivable	546	—	546	586	—	586

	$829	927	1,756	$879	967	1,846

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Other financial obligations – continued

Other financial obligations in the condensed consolidated statement of financial position by currency are detailed as follows:

	March 31, 2021			December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Dollars	$510	564	1,074	$555	572	1,127
Euro	114	172	286	130	190	320
Pounds	80	68	148	62	71	133
Pesos	108	65	173	112	71	183
Other currencies	17	58	75	20	63	83

	$829	927	1,756	$879	967	1,846

I.	Lease liabilities

CEMEX has several operating and administrative assets under lease contracts (note 13.2). CEMEX applies the recognition exemption for short-term leases and leases of low-value assets.

II.	Liabilities secured with accounts receivable

As mentioned in note 9, as of March 31, 2021 and December 31, 2020, in connection with CEMEX’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the condensed consolidated statement of financial position.

Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The value of the conversion option as of the issuance date which amounted to $12 was recognized in other equity reserves. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

15.3)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements and its hedging strategy, CEMEX held derivative instruments, with the objective of, as the case may be of: a) changing the risk profile or fixed the price of fuels; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments were as follows:

		March 31, 2021		December 31, 2020
		Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	$778	(20)	741	(42)
II.	Interest rate swaps	1,325	(41)	1,334	(47)
III.	Equity forwards on third-party shares	—	—	27	3
IV.	Fuels price hedging	108	24	128	5
V.	Call spreads contracts	250	9	—	—

		$2,461	(28)	2,230	(81)

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the three-month period ended March 31, 2021 and 2020, represented a net loss of less than a million and loss of $27, respectively.

I.	Net investment hedge

As of March 31, 2021 and December 31, 2020, there are Dollar/Mexican peso foreign exchange forward contracts under a program that started in 2017 with a notional of up to $1,250, which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and, as of December 31, 2020, reached a notional amount of $741 with forward contracts with tenors from 1 to 18 months. As of March 31, 2021, the notional amount under this program was $778. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the three-month period ended March 31, 2021 and 2020, these contracts generated gains of $14 and $182, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX’s net assets denominated in Mexican.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Derivative financial instruments – continued

II.	Interest rate swaps

As of March 31, 2021 and December 31, 2020, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $46 and $44, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the three-month period ended March 31, 2021 and 2020, changes in fair value of these contracts generated gains of $6 and losses of $33, respectively, recognized as part of other comprehensive income in equity.

During October 2020, CEMEX negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of March 31, 2021 and December 31, 2020, CEMEX held a notional amount of $325 and $334, respectively, the fair value of which represented an asset of $5 and a liability of $3, respectively. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the three-month period ended March 31, 2021, these contracts generated gains of $8 recognized in other comprehensive income.

III.	Equity forwards on third party shares

As of December 31, 2020, CEMEX maintained equity forward contracts, in connection with the sale of CEMEX’s remaining GCC shares in September 2017. During January and February 2021, CEMEX, S.A.B. de C.V. early settled in full the equity forward contracts it maintained as of December 31, 2020 over the price of 4.7 million shares of GCC. Changes in the fair value of these instruments and early settlement effects generated, for the three-month period ended March 31, 2021 and 2020, gains of $2 and losses of $33, respectively, recognized within “Financial income and other items, net” in the income statement.

IV.	Fuels price hedging

As of March 31, 2021 and December 31, 2020, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $108 and $128, respectively, with an estimated aggregate fair value representing assets of $24 as of March 31, 2021 and assets of $5 as of December 31, 2020. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the three-month periods ended March 31, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented gains of $19 and losses of $28, respectively.

V.	Call spreads contracts

During March 2021, CEMEX entered into $250 of Dollar/Mexican peso call spread contracts to hedge foreign exchange risks in relation to Dollar-denominated obligations, which are expected to be settled using cash flows generated in Mexican pesos. CEMEX paid a net upfront premium of $10.8 in connection with these contracts. CEMEX is not subject to margin calls under the call spreads and the upfront premium represents the maximum potential net loss that CEMEX could incur in this position. These contracts mature on September 20, 2022 but can be terminated earlier. CEMEX recognizes these contracts at fair value through the statement of operations. Changes in the fair value of these instruments for the three-month period ended March 31, 2021 generated losses of $2 recognized within “Financial income and other items, net” in the income statement.

Foreign Exchange Forward Contracts

In addition, as of March 31, 2020, in connection with the firm commitment for the sale of assets in the United Kingdom, CEMEX held British Pound/Euro foreign exchange forward contracts which matured on April 30, 2020 for a notional amount of $186. Changes in the fair value of these instruments for the three-month period ended March 31, 2020 generated gains of $6 recognized within “Financial income and other items, net” in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

15.4)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term. The estimated fair value of CEMEX’s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

As of March 31, 2021 and December 31, 2020, the carrying amounts and fair values of CEMEX’s financial assets and liabilities were as follows:

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (note 15.3)	$22	22	$3	3
Other investments and non-current accounts receivable	236	236	272	272

	$258	258	$275	275

Financial liabilities
Non-current debt (note 15.1)	$8,693	9,392	$9,160	9,687
Other financial obligations (note 15.2)	927	981	967	1,012
Derivative financial instruments (note 15.3)	46	46	53	53

	$9,666	10,419	$10,180	10,752

As of March 31, 2021, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

March 31, 2021
Monetary assets	$3,873
Monetary liabilities	(17,257)

Net monetary assets (liabilities)	$(13,384)

Out of which:
Dollars	$(8,488)
Euros	(2,160)
Pounds	(1,139)
Pesos	(495)
Other currencies	(1,102)

$(13,384)

15.5)	RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. In addition, as of March 31, 2021, CEMEX has committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of $1,121.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

In addition, on March 5, 2021, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that all LIBOR tenors, which are relevant to CEMEX, will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincides with the March 5, 2021, announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “IBA”), indicating that, as a result of not having access to input data necessary to calculate LIBOR tenors relevant to CEMEX on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors immediately after the last publication on June 30, 2023. These announcements mean that any of CEMEX’s LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. As part of the October 2020 Facilities Agreement Amendments, understanding that LIBOR is expected to cease to be calculated from January 1, 2022, a clause was included providing that CEMEX and the Agent (acting on the instructions of the Majority Lenders) shall enter into negotiations in good faith with a view to agreeing the use of a Replacement Benchmark (as defined in the Facilities Agreement) in relation to the corresponding currency in place of the LIBOR benchmark interest rate from and including a date no later than December 30, 2021. As of March 31, 2021, 21% of CEMEX foreign currency-denominated non-current debt with a maturity beyond December 31, 2021 is referenced to LIBOR.

CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

16)	OTHER CURRENT LIABILITIES

As of March 31, 2021 and December 31, 2020, consolidated other current accounts payable and accrued expenses were as follows:

	March 31, 2021	December 31, 2020
Provisions [1]	$660	718
Interest payable	78	86
Other accounts payable and accrued expenses	253	267
Contract liabilities with customers [2]	175	201

	$1,166	1,272

[1]

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

[2]	As of March 31, 2021 and December 31, 2020, the caption contract liabilities with customers, includes advances from customers for $139 and $161, respectively.

17)	INCOME TAXES

17.1)	INCOME TAXES FOR THE PERIOD

Consolidated income tax expense is recognized based on Management’s best estimate of the weighted average annual effective income tax rate expected for the full year applied to the income before income tax for the three-month periods ended March 31, 2021 and March 31, 2020, respectively, and adjusted for the tax effect of certain items recognized in full in the interim period. Furthermore, the estimated tax rate for the three-month period ended March 31, 2021 considers the discreet tax effects from the sale of carbon credits, net of the benefit of deferred income taxes for tax loss carryforwards not previously recognized that will be used.

	2021	2020
Current income tax expense	$69	30
Deferred income tax expense	6	20

	$75	50

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

17.2)	TAX PROCEEDINGS

CEMEX is involved in several ongoing tax proceedings which have not required the recognition of accruals since the Company does not consider probable an adverse resolution considering the evidence at its disposal. Nonetheless, the Company cannot assure to obtain favorable resolutions in each case. The most significant development as of March 31, 2021 in comparison with December 31, 2020 is as follows:

On March 26, 2021, the tax authorities in Spain notified one of the Company’s subsidiaries of an assessment for income taxes in an amount of €48 plus interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment is expected to be appealed before the Tribunal Económico Administrativo Central or a higher tax authority. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España is expected to provide payment guarantees before filing such appeal.

18)	STOCKHOLDERS’ EQUITY

18.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of March 31, 2021 and December 31, 2020 the breakdown of common stock and additional paid-in capital was as follows:

	March 31, 2021	December 31, 2020
Common stock	$318	318
Additional paid-in capital	7,575	7,575

	$7,893	7,893

On March 25, 2021, CEMEX, S.A.B. de C.V. held an ordinary general shareholders’ meeting followed by an extraordinary general shareholders’ meeting. The most significant items that were approved by shareholders at the ordinary general shareholders’ meeting were: (a) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that during fiscal year 2021 (until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held), CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of CEMEX, S.A.B. de C.V.’s share capital through the cancellation of (i) 1,134,484,680 shares repurchased during the 2020 fiscal year and (ii) 3,409,510,974 shares authorized to support any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the board of directors, the audit committee, the corporate practices and finance committee (which had its members reduced from four to three) and the sustainability committee of CEMEX, S.A.B. de C.V.

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 million or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. On April 8, 2020, CEMEX announced that, to enhance its liquidity, CEMEX suspended the share repurchase program for the remainder of 2020.

In connection with the 2019 share repurchase program described above, from March 10, 2020 to March 24, 2020, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX CPOs, at a weighted-average price of 5.01 pesos per CPO, which was equivalent to $83.2, excluding value-added tax.

18.2)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

The line item “Non-controlling interest and perpetual debentures” includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of March 31, 2021 and December 31, 2020 non-controlling interest in equity amounted to $443 and $428, respectively.

On March 4, 2020, pursuant to CHP’s share rights offering, CEMEX informed that, an indirect subsidiary of CEMEX, increased its interest in CHP, from 66.78% to 75.66% after giving effect to the mentioned share rights offerings. As of December 31, 2020, this interest had further increased to 77.84%.

On November 9, 2020, the acceptance period of a cash tender offer by CEMEX España for any and all outstanding ordinary shares of CLH commenced (except for shared either owned by CEMEX España or CLH). On December 18, 2020, CEMEX España settled $103 and increased its ownership in CLH by acquiring 108,337,613 shares of CLH. As of March 31, 2021 and December 31, 2020, there is a non-controlling interest in CLH of 7.63%, of CLH’s outstanding common shares, excluding shares held in treasury.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Perpetual debentures

As of March 31, 2021 and December 31, 2020, the balances of the line item “Non-controlling interest and perpetual debentures” included $446 and $449, respectively, representing the notional amounts of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of $5 and $7, respectively, for each of the three-month period ended March 31, 2021 and March 31, 2020.

CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of March 31, 2021 and December 31, 2020, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		March 31, 2021	December 31, 2020	Repurchase option
Issuer	Issuance date	Nominal amount	Nominal amount		Interest rate
C10-EUR Capital (SPV) Ltd	May 2007	€64	€64	Tenth anniversary	EURIBOR + 4.79%
C8 Capital (SPV) Ltd	February 2007	$135	$135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd	December 2006	$61	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd	December 2006	$175	$175	Tenth anniversary	LIBOR + 4.71%

19)	COMMITMENTS

On March 31, 2021, CEMEX signed an amendment to the IBM 2012 Master Professional Services Agreement (“MPSA”) by which the finance and accounting services were removed from the scope of such agreement and, on the same date, CEMEX entered into a new Master Services Agreement (“MSA”) with IBM for the provision of finance and accounting services previously provided under the IBM 2012 MPSA. The IBM 2021 MSA will end on March 31, 2026 unless terminated earlier.

20)	LEGAL PROCEEDINGS

20.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings as well as investigations, the resolutions of which may result in the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of March 31, 2021, there has not been any notable change in respect to December 31, 2020 in connection with the most significant proceedings.

20.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. The most significant development as of March 31, 2021 in comparison with December 31, 2020 is as follows:

In connection with the environmental license of the Maceo Plant, during February 2021, CI Calizas was notified by Corantioquia of the modification of the environmental license by means of which it will be possible to extract up to 990 thousand tons of minerals (clay and limestone) and produce up to 1.5 million metric tons of cement annually. After this modification to the environmental license, a significant milestone toward the future commissioning of the Maceo Plant, the start-up remains subject mainly to the construction of the access road, nonetheless, as of the date of approval of these financial statements, the Company cannot accurately establish the exact date of conclusion of the access road.

21)	SUBSEQUENT EVENTS

In connection with the full redemption notice of the remainder outstanding balance of CEMEX, S.A.B. de CV.’s January 2025 Notes described in note 15.1, on April 21, 2021, the aforementioned notes were fully redeemed.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended

March 31, 2021 and 2020

(Millions of U.S. Dollars)

Subsequent events – continued

In connection with the perpetual debentures described in note 18.2, on May 14, 2021, the consolidated entities that issued the perpetual debentures notified the holders of all series of perpetual debentures regarding the redemption of the total aggregate principal amount of all series of outstanding perpetual debentures. On June 30, 2021 (the “Redemption Date”), the consolidated entities are expected to redeem the perpetual debentures in full along with any accrued interest, including any deferred interest, date after which interest on the perpetual debentures will cease to accrue. The different series of perpetual debentures do not need to be physically delivered for the payment of the redemption price as of the redemption date including any accrued interest, because they are in book-entry form. On that same date, the dual-currency notes underlying such perpetuals debentures will also be redeemed in full.

As of the issuance date of these financial statements, the detail of the amount that the Company expects to pay including principal amount and accrued interest as of the Redemption Date (the “Redemption Price”) in connection with all outstanding series of perpetual debentures described above and the estimated redemption date is as follows:

Issuer	Issuance date	Notional amount as of March 31, 2021	Redemption price	Redemption date
C10-EUR Capital (VPE) Ltd	May 2007	€64	€64.4	June 30, 2021
C8 Capital (VPE) Ltd	February 2007	$135	$137.0	June 30, 2021
C5 Capital (VPE) Ltd	December 2006	$61	$61.8	June 30, 2021
C10 Capital (VPE) Ltd	December 2006	$175	$176.8	June 30, 2021

On May 4, 2021, in connection with the 2017 Facilities Agreement described in note 15.1, CEMEX made voluntary prepayments for a total amount equivalent to $366.